Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

HOFV HOLDINGS, LLC

OMAHA MERGER SUB, INC.,

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

and

solely for the purposes of Section 9.16,

CH Capital Lending, LLC

Dated as of May 7, 2025

i

(Continued)

(Continued)

(Continued)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 7, 2025, by and among HOFV Holdings, LLC, a Delaware limited liability company (“Parent”), Omaha Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”), Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Company”), and, solely for the purposes of Section 9.16, CH Capital Lending, LLC, a Delaware limited liability company (the “Guarantor”). Each of Parent, Merger Sub, and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article X.

RECITALS

A. WHEREAS, the Company Board has established a special committee consisting solely of non-management independent members of the Company Board not affiliated with the Buyer Parties or their respective Affiliates (the “Special Committee”) and has empowered the Special Committee to, among other things, (i) review, evaluate and negotiate a potential transaction with Parent, and (ii) recommend to the Company Board what action, if any, should be taken by the Company with respect to such potential transaction.

B. WHEREAS, the Special Committee has unanimously: (a) determined that it is advisable, fair to and in the best interests of the Company and its stockholders, including the stockholders of the Company holding the Unaffiliated Voting Shares, for the Company to enter into this Agreement and any document or instrument delivered in connection with this Agreement (collectively, the “Transaction Documents”) providing for the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein, pursuant to which, except as otherwise provided in Article II, each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be converted into the right to receive the Per Share Price; and (b) recommended that the Company Board approve and adopt this Agreement and the Transaction Documents and recommend that the Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL.

C. WHEREAS, the Company Board, acting upon the recommendation of the Special Committee, has by unanimous vote of the Non-Recused Directors: (a) determined that the Merger and the other transactions contemplated hereby (collectively, the “Merger Transactions”) are advisable, fair to and in the best interests of the Company and its stockholders, including the stockholders of the Company holding the Unaffiliated Voting Shares, and declared it advisable for the Company to enter into this Agreement and the Transaction Documents and consummate the Merger upon the terms and subject to the conditions set forth herein; (b) approved and adopted the execution and delivery of this Agreement and the Transaction Documents by the Company, the performance by the Company of its covenants and other obligations hereunder and thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (c) determined that the Voting and Support Agreements are advisable to, and in the best interests of, the Company and its stockholders, including the stockholders holding the Unaffiliated Voting Shares, and approved the Voting and Support Agreements; and (d) resolved to recommend that the Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL.

D. WHEREAS, the boards of directors of each of Parent and Merger Sub have: (a) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Transaction Documents; and (b) approved the execution and delivery by Parent and Merger Sub of this Agreement and the Transaction Documents, the performance of their respective covenants and other obligations under this Agreement and the Transaction Documents, and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement.

E. WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, has approved the adoption of this Agreement.

F. WHEREAS, concurrently with the execution of this Agreement, Parent and certain holders of Company Common Stock have executed and delivered voting and support agreements, dated as of the date hereof (the “Voting and Support Agreements”), pursuant to which, among other things, such holders of Company Common Stock have agreed, subject to the terms thereof, to vote, or cause to be voted, all such Company Common Stock in favor of the authorization and approval of this Agreement and the Merger.

G. WHEREAS, as of the date of this Agreement, the Buyer Parties and their Affiliates own, directly or indirectly, 1,483,493 shares of Company Common Stock, 6,800 shares of Series A Preferred Stock and 15,000 shares of Series C Convertible Preferred Stock (other than any shares of capital stock of the Company issuable upon conversion or exercise of outstanding indebtedness and warrants owned directly or indirectly by the Buyer Parties or their Affiliates), which such shares of Company Common Stock, Series A Preferred Stock and Series C Convertible Preferred Stock constitute all of the Company Capital Stock owned directly or indirectly as of the date of this Agreement by the Buyer Parties and their Affiliates.

H. WHEREAS, the Buyer Parties and the Company desire to: (a) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (b) prescribe certain conditions with respect to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company agree as follows:

Article I
THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time: (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue as the surviving corporation of the Merger and a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation.”

1.3 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in a form mutually agreeable to Parent and the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”).

1.4 The Closing. The consummation of the Merger (the “Closing”) shall take place: (a) by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery) as promptly as practicable (and in no event later than the third Business Day) after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) at such other method, time, location and/or date as Parent and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.5 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all: (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

1.6 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company (the “Charter”), will be amended and restated in its entirety as set forth in the Certificate of Merger, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, the Bylaws of the Company (the “Bylaws”), will be amended and restated in their entirety to be in a form mutually agreeable to Parent and the Company, and such amended and restated bylaws will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation, and such bylaws.

1.7 Directors and Officers.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

Article II
CONVERSION OF STOCK; SURRENDER OF CERTIFICATES

2.1 Effect of Merger on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.0001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $0.90, without any interest thereon and subject to applicable withholding in accordance with Section 2.6 (the “Per Share Price”), payable upon surrender of shares in accordance with Section 2.3; and

(iii) each share of (A) Company Common Stock that is: (1) owned by the Company Group (or held in treasury); (2) owned by the Buyer Parties; or (3) owned by any Affiliate of the Buyer Parties and set forth on Schedule 2.1(a)(iii), in each case as of immediately prior to the Effective Time (each, an “Owned Company Share” and collectively, the “Owned Company Shares”), (B) Series A Preferred Stock beneficially owned by the Buyer Parties or any Affiliate of the Buyer Parties and set forth on Schedule 2.1(a)(iii) (the “Owned Series A Shares”) and (C) Series C Convertible Preferred Stock (collectively with the Owned Series A Shares, the “Owned Preferred Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock, occurring on or after the date hereof and prior to the Effective Time.

(c) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Stockholders or beneficial owners who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly demanded to exercise their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with, and who have otherwise complied with, Section 262 of the DGCL with respect to such shares of Company Common Stock (collectively, the “Dissenting Company Shares”) will not be cancelled or converted into, or represent the right to receive, the Per Share Price pursuant to Section 2.1(a)(ii). Holders of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be cancelled and deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price without any interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.3.

(ii) The Company will give Parent: (A) prompt notice and copies of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, make any payment, or offer or agree to make any payment, with respect to any demands for appraisal or settle, or offer to settle, any such demands for payment in respect of Dissenting Company Shares. For purposes of this Section 2.1(c)(ii), “participate” means that prior to the Effective Time Parent will be kept apprised of proposed strategy and other significant decisions and have the right to participate in any negotiations with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares (to the extent that, based on the advice of outside counsel, such participation would not give rise to a material risk of waiving the attorney-client privilege between the Company and its counsel; it being agreed that the Company will notify Parent of the Company’s determination that such participation would give rise to a material risk of waiving privilege, and thereafter, the Company will cooperate with Parent and use commercially reasonable efforts to develop alternative methods of providing information to maintain Parent’s participation rights without any loss of privilege), and Parent may offer comments or suggestions with respect to such demands that the Company will in good faith consider, but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.2 Equity-Based Awards and Warrants.

(a) Treatment of Company Restricted Stock Units.

(i) Vested Company RSUs. Each outstanding Company RSU that, as of immediately prior to the Effective Time, is vested by its terms, after taking into account any automatic accelerated vesting that is permitted or required in connection with the Merger (“Vested Company RSUs”), shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be cancelled and converted into the right to receive (without any interest) an amount in cash equal to (A) the total number of shares of Company Common Stock underlying such Vested Company RSUs, multiplied by (B) the Per Share Price, subject to reduction for any applicable withholding or other Taxes required by applicable law.

(ii) Unvested Company RSUs. Each outstanding Company RSU that, as of immediately prior to the Effective Time, is not vested by its terms, after taking into account any automatic accelerated vesting that is permitted or required in connection with the Merger (“Unvested Company RSUs”), shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, automatically be cancelled as of the Effective Time for no consideration.

(b) Payment Procedures. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, or otherwise ensure that the Company has available to it, the aggregate amounts to be paid to holders of Vested Company RSUs pursuant to Section 2.2(a)(i). The applicable holders of Vested Company RSUs will receive a payment from the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Vested Company RSUs that are cancelled and converted into the right to receive an amount in cash pursuant to Section 2.2(a)(i), not later than the next regularly scheduled payroll date that is at least five Business Days following the Closing Date. Notwithstanding the foregoing, if any payment owed to a holder of Vested Company RSUs pursuant to Section 2.2(a)(i) is to be made to a Person not subject to withholding and otherwise not required to be paid through Company’s or the Surviving Corporation’s payroll processes, then the Company shall use its commercially reasonable efforts to obtain such Person’s wire instructions and/or mailing addresses, and the Surviving Corporation will (i) if such holder has delivered wire instructions to the Company prior to the Closing for purposes of such payment, wire such payment to such holder, or (ii) if no such wire instructions are delivered pursuant to the immediately preceding clause (i) and such holder has delivered to the Company such holder’s mailing address prior to the Closing for purposes of such payment, issue and mail a check for such payment to such holder, in each case promptly following the Closing Date.

(c) Further Action. At or prior to the Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions necessary to effectuate the treatment of the Vested Company RSUs and Unvested Company RSUs as set forth in this Section 2.2. As of the Effective Time, the Company and the Company Board shall take all actions required to terminate the Company Equity Plans and all rights under any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock of the Company or any of its Subsidiaries will be cancelled.

(d) Warrants.

(i) Each Public Warrant that is outstanding and unexercised immediately prior to the Effective Time shall, in accordance with its terms and by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, cease to represent a Public Warrant exercisable for Company Common Stock and shall become a warrant exercisable for the Per Share Price that such holder would have received if such holder had exercised its Public Warrants immediately prior to the Effective Time; provided that if a holder of a Public Warrant that is outstanding and unexercised as of immediately prior to the Effective Time properly exercises such Public Warrant within 30 days following the public disclosure of the consummation of the Merger, the Warrant Price (as defined in the 2018 Gordon Pointe Warrant Agreement) with respect to such exercise shall be treated in accordance with the terms of Section 4.4 of the 2018 Gordon Pointe Warrant Agreement; and provided, further, that, in connection with the Merger, the Surviving Corporation shall, at the option of a holder of a Series B Warrant, exercisable at any time concurrently with, or within 30 days after, the consummation of the Merger (or, if later, the date of the public announcement of the Merger), purchase the Series B Warrant from such holder by paying to such holder an amount of cash equal to the Black Scholes Value (as defined in the Series B Warrant) of the remaining unexercised portion of the Series B Warrant on the date of the consummation of the Merger.

(ii) Each Private Warrant and Series X Warrant (other than warrants owned by any Affiliate of the Buyer Parties, which will be cancelled and extinguished without any consideration paid therefor) that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger, automatically and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, cease to represent a Private Warrant or Series X Warrant, as applicable, exercisable for Company Common Stock and shall become a warrant exercisable for the Per Share Price that such holder would have received if such holder had exercised its Private Warrants or Series X Warrants, as applicable, immediately prior to the Effective Time. Each holder of such warrant exercisable for the Per Share Price will have 30 days following public disclosure of the consummation of the Merger to exercise such warrants and receive the Per Share Price.

2.3 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, (i) Parent will appoint Continental Stock Transfer & Trust Company, LLC (or such other nationally recognized paying agent agreed to between Parent and the Company) to act as the payment agent for the Merger (the “Payment Agent”); and (ii) Parent will enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.1 (other than holders of Owned Company Shares and Dissenting Company Shares), an amount of cash equal to the aggregate consideration to which such holders become entitled pursuant to Section 2.1 (the “Exchange Fund”).

(c) Payment Procedures. Promptly following the Closing, Parent and the Surviving Corporation will cause the Payment Agent to deliver (through mail or electronically) to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, other than Dissenting Company Shares and Owned Company Shares, (i) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares, as applicable, in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.1, and (ii) in the case of a holder of record of Certificates, a customary form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof)). Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates; by (y) the Per Share Price (less any applicable withholding Taxes deductible in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price (less any applicable withholding Taxes deductible in respect thereof), and such Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates or Uncertificated Shares pursuant to this Section 2.3(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without any interest thereon, payable in respect thereof pursuant to Section 2.1. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.1.

(d) DTC Payment. Prior to the Closing, Parent and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee, on the Closing Date, an amount in cash, by wire transfer of immediately available funds, equal to the DTC Payment. The “DTC Payment” shall be an amount equal to the product obtained by multiplying (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; by (B) the Per Share Price.

(e) Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the consideration payable is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, then the consideration payable pursuant to Section 2.1 or Section 2.2(d), as the case may be, may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the payment of the Per Share Price, as the case may be, to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable. Payment of the consideration payable with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a Stockholder or holder of a Company Warrant for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Closing Date will be delivered to Parent or Parent’s designee upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.3 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent or the Surviving Corporation (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.1.

2.4 No Further Ownership Rights in Company Common Stock or Company Warrants. From and after the Effective Time, (a) all shares of Company Common Stock and all Company Warrants will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares previously representing any shares of Company Common Stock and each holder of a certificate that immediately prior to the Effective Time represented an outstanding Company Warrant (the “Warrant Certificate”) or uncertificated Company Warrants (“Uncertificated Warrants”) previously representing any Company Warrants will cease to have any rights with respect thereto, except the right to receive the consideration payable therefor in accordance with Section 2.1 (or in the case of Dissenting Company Shares, the rights pursuant to Section 2.1(c)) or Section 2.2(d), as applicable. The consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock or Company Warrants will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock or such Company Warrants. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock or Company Warrants that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates, Uncertificated Shares, Warrant Certificates or Uncertificated Warrants are presented to the Surviving Corporation for any reason, they will (subject to compliance with the payment procedures of Section 2.3(c)) be cancelled and exchanged as provided in this Article II.

2.5 Lost, Stolen or Destroyed Certificates or Warrant Certificates. In the event that any Certificates or Warrant Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the consideration payable in respect thereof pursuant to Section 2.1 or Section 2.2(d), as applicable. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such consideration, require the owners of such lost, stolen or destroyed Certificates or Warrant Certificates to deliver a bond in a reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates or Warrant Certificates alleged to have been lost, stolen or destroyed.

2.6 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation, will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws related to Taxes; provided that to the extent Parent intends to make (or cause to be made) any such deduction or withholding, Parent shall use commercially reasonable efforts to provide the Person to be subject to such deduction or withholding with at least five (5) days prior written notice of the amount and nature of such deduction or withholding and shall provide such Person with a reasonable opportunity to mitigate or eliminate the need to withhold; provided further that Parent shall not be required to provide such prior written notice to the extent the withholding is attributable to (i) any compensatory payment made to a current or former employee of the Company or the Surviving Corporation or any Subsidiary thereof, (ii) the Company’s failure to comply with the covenant at Section 6.17 hereof, or (iii) any Person’s failure to provide the Payment Agent a properly completed and duly executed IRS Form W-9 or applicable IRS Form W-8 as required by the letter of transmittal. To the extent that any amounts are so deducted or withheld and are timely paid over to the appropriate Governmental Authority, such amounts shall be paid over to the appropriate Governmental Authority and will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

2.7 No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.8 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Surviving Corporation and Parent will be fully authorized (in the name of Merger Sub, in the name of the Company, and otherwise) to take such action.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Company SEC Reports filed with or furnished to the SEC, in each case, on or after January 1, 2024 and at least one Business Day prior to the date of this Agreement (other than any disclosures solely contained or referenced therein under the captions “Risk Factors,” “Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature, all of which are specifically excluded from this exception) (it being acknowledged that nothing disclosed in such Company SEC Reports will be deemed to modify or qualify the representations and warranties in Sections 3.1, 3.2, 3.3, 3.6(c) or 3.18); or (b) subject to the terms of Section 9.14, as set forth in the disclosure letter delivered by the Company to the Buyer Parties on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to the Buyer Parties as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate or other organizational power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Charter and Bylaws of the Company, as most recently filed with the Company SEC Reports, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The Company is in compliance in all material respects with the Charter and Bylaws and the Charter and Bylaws are in full force and effect.

(b) Each Subsidiary of the Company is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each Subsidiary of the Company, each as amended as of the date hereof. No Subsidiary of the Company is in material violation of its certificate of incorporation, bylaws or other similar organizational documents.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 300,000,000 shares of Company Common Stock; (ii) 4,917,000 shares of undesignated preferred stock of the Company, par value $0.0001 per share (the “Undesignated Preferred Stock”); (iii) 52,800 shares of 7.00% Series A Cumulative Redeemable Preferred Stock of the Company, par value $0.0001 per share (the “Series A Preferred Stock”); (iv) 15,200 shares of Series B convertible preferred stock of the Company, par value $0.0001 per share (the “Series B Convertible Preferred Stock”); and (v) 15,000 shares of Series C convertible preferred stock of the Company, par value $0.0001 per share (the “Series C Convertible Preferred Stock”, and together with the Undesignated Preferred Stock, the Series A Preferred Stock and the Series B Convertible Preferred Stock, the “Company Preferred Stock”). As of April 29, 2025 (the “Capitalization Date”), (A) 6,698,645 shares of Company Common Stock were issued and outstanding; (B) 0 shares of Undesignated Preferred Stock were issued and outstanding; (C) 6,800 shares of Series A Preferred Stock were issued and outstanding; (D) 0 shares of Series B Convertible Preferred Stock were issued and outstanding; and (E) 15,000 shares of Series C Convertible Preferred Stock were issued and outstanding. For the avoidance of doubt, each of the foregoing outstanding amount of shares excludes the amounts set forth in clauses (i) and (ii) of Section 3.2(b). All issued and outstanding shares of Company Common Stock, Series A Preferred Stock and Series C Convertible Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and were issued in compliance in all material respects with applicable securities Laws and are free of any preemptive rights.

(b) As of the Capitalization Date, the Company has reserved 649,214 shares of Company Common Stock in the aggregate for issuance pursuant to the Company Equity Plans (539,214 under the Omnibus Plan and 110,000 under the Inducement Plan). As of the Capitalization Date, there were (i) 174,004 shares of Company Common Stock subject to outstanding Company RSUs under the Omnibus Plan and (ii) 30,552 shares of Company Common Stock subject to outstanding Company RSUs under the Inducement Plan.

(c) As of the Capitalization Date, there are 2,650,195 Company Warrants issued and outstanding, consisting of 95,576 Series A Warrants, 170,862 Series B Warrants, 455,867 Series C Warrants, 111,321 Series D Warrants, 68,128 Series E Warrants, 68,128 Series F Warrants, 5,677 Series G Warrants, and 890,313 Series H Warrants, 790,000 Series X Warrants, and 0 PIPE Noteholder Warrants and the Company has reserved 2,909,285 shares of Company Common Stock subject to the unexercised Company Warrants.

(d) As of the date hereof, except (x) as set forth in Section 3.2(a), Section 3.2(b) and Section 3.2(c), and (y) for shares of Company Common Stock that have become outstanding after the Capitalization Date and prior to the date hereof as a result of issuances of shares of Company Common Stock pursuant to the exercise, vesting or settlement, as applicable, of Company equity awards outstanding as of the Capitalization Date (and issued in accordance with the terms of such Company equity award and the applicable Company Equity Plan): (i) the Company does not have any shares of capital stock or other Equity Interests issued or outstanding and (ii) there are no options, phantom stock or equity-based interest, warrants, or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (A) relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, (B) obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or (C) obligating the Company to redeem or otherwise acquire any shares of capital stock or other Equity Interests of the Company.

(e) The Company has made available to Parent a true and complete list, as of the Capitalization Date, of each outstanding Company RSU, the holder thereof, the number of shares of Company Common Stock underlying such Company RSU, the grant date and vesting schedule, the extent that such Company RSU is vested as of the Capitalization Date, and whether the vesting of such Company RSU shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of such acceleration, if any. The copies of the Company Equity Plans made available to Parent are true, correct and complete copies of such documents as in effect as of the date of this Agreement. All shares of Company Common Stock subject to issuance under the Company Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All Company RSUs have been granted in material compliance with applicable law and the terms of the Company Equity Plans. Except as set forth in Section 3.2(e) of the Company Disclosure Letter, other than the Company Registration Rights Agreements and the 2018 Gordon Pointe Warrant Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal right of first offer or similar right with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all of the Subsidiaries of the Company and the authorized, issued and outstanding Equity Interests of each such Subsidiary. None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens, and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest). There are no options, warrants, or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound (i) relating to the issued or unissued capital stock or other Equity Interests of any Subsidiary of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests of any Subsidiary of the Company, (ii) obligating any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, such Subsidiary or (iii) obligating the Company to redeem or otherwise acquire any shares of capital stock or other Equity Interests of such Subsidiary.

3.3 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Requisite Stockholder Approvals, to consummate the Merger. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, the consummation by it of the Merger have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Requisite Stockholder Approvals, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Merger. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability: (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the “Enforceability Limitations”).

(b) The Special Committee has unanimously: (i) determined that it is advisable, fair to and in the best interests of the Company and its stockholders, including the stockholders of the Company holding the Unaffiliated Voting Shares, to enter into this Agreement and any other Transaction Document providing for the Merger in accordance with DGCL, in each case upon the terms and subject to the conditions set forth herein and therein; and (ii) recommended that the Company Board approve and adopt this Agreement and the Transaction Documents and recommend that the Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL. As of the date of this Agreement, none of the foregoing actions by the Special Committee have been rescinded or modified in any respect.

(c) The Company Board, acting on the recommendation of the Special Committee, has by unanimous vote of the Non-Recused Directors: (i) determined that it is advisable, fair to and in the best interest of the Company and its stockholders, including the stockholders of the Company holding the Unaffiliated Voting Shares, to enter into this Agreement and the Transaction Documents and consummate the Merger upon the terms and subject to the conditions set forth herein and therein; (ii) approved the execution and delivery of this Agreement and the Transaction Documents by the Company, the performance by the Company of its covenants and other obligations hereunder and thereunder, and the consummation of the Merger upon the terms and conditions set forth herein; (iii) determined that the Voting and Support Agreements are advisable to, and in the best interests of, the Company and its stockholders, including the stockholders holding the Unaffiliated Voting Shares; and (iv) resolved to recommend that the Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL (the “Company Board Recommendation”). As of the date of this Agreement, none of the foregoing actions by the Company Board have been rescinded or modified in any respect.

(d) The Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other applicable anti-takeover, business combination, control share acquisition or similar Law and any similar provisions in the Charter and Bylaws are not applicable to this Agreement and the Merger. There is no stockholder rights plan, “poison pill” or similar device in effect with respect to the Company or any of its Subsidiaries. The Requisite Stockholder Approvals are the only votes of holders of any class or series of capital stock or other Equity Interests of the Company necessary to adopt this Agreement, and no other vote of the holders of Company Common Stock or any other Equity Interests of the Company is necessary to consummate the Merger.

3.4 No Conflicts.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not (i) assuming the Requisite Stockholder Approvals are obtained, conflict with or violate any provision of the Charter or the Bylaws or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all Consents and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) except as set forth on Section 3.4(a)(iii) of the Company Disclosure Letter, require any Consent under, result in any breach or violation of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clause (ii), for any such conflicts, violations, or other occurrences which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not require any Consent of, or notification to, any Governmental Authority, except (i) under the Exchange Act and the rules and regulations of NASDAQ, (ii) the filing and recordation of the Certificate of Merger as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (iii) where the failure to obtain such Consents, or to make such filings or notifications would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially delay the Company from consummating the Merger.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished (as applicable) all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished (as applicable) by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2022 (including exhibits thereto, the “Company SEC Reports”). None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing) each Company SEC Report complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act, the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Report and the listing and corporate governance rules and regulations of NASDAQ, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any of its Subsidiaries has received from the SEC or any other Governmental Authority any written (or to the Knowledge of the Company, oral) comments or questions with respect to any of the Company SEC Reports (including the financial statements included therein) that are not resolved, or has received any notice from the SEC or other Governmental Authority that such Company SEC Reports (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Authority of any Company SEC Reports (including the financial statements included therein).

(c) The consolidated financial statements of the Company included in the Company SEC Reports (including, in each case, any notes or schedules thereto) (the “Company Financial Statements”) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of interim Company Financial Statements, to normal year-end adjustments and the absence of notes.

(d) Section 3.5(d) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Indebtedness of the Company and its Subsidiaries of the type described in clauses (a) and (b) of the definition of “Indebtedness”.

(e) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Reports.

(f) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient to provide reasonable assurance: (i) of the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are executed in accordance with the authorization of management and the Company Board; (iv) that access to assets is permitted only in accordance with management’s general or specific authorization, and that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) The Company maintains, and at all times since January 1, 2022, has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, which such controls and procedures are reasonably designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Reports. Since January 1, 2022, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, the Company’s independent auditors, has identified or been made aware of, (i) except as set forth in the Company SEC Reports, any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any Fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of the financial statements or the internal accounting controls utilized by the Company and its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written (or to the Knowledge of the Company, oral), unresolved, complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls.

(h) The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and, except as set forth in the Company SEC Reports, such assessment concluded that such control was effective. Since such date, there have been no changes in the Company’s internal control over financial reporting that, individually or in the aggregate, have materially and adversely affected or would reasonably be expected to materially and adversely affect, the Company’s internal control over financial reporting.

(i) Neither the Company nor any of its Subsidiaries is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Reports.

(j) The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Company Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Company Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement or the Merger and (iv) for liabilities and obligations that, individually or in the aggregate, are not material to the Company and its Subsidiaries, taken as a whole.

(k) Except as set forth in 3.5(k) of the Company Disclosure Letter, the Company’s and its Subsidiaries’ cash flow projections made available by the Company to the Buyer Parties have been prepared based on the books and records of the Company and the Subsidiaries on a consistent basis and represent the Company’s good faith estimate, as of the date set forth therein, of the projected cash flows of the Company and its Subsidiaries subject to any exceptions set forth in such projections.

3.6 Absence of Certain Changes or Events. Since January 1, 2024 through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice, except in connection with this Agreement and the transactions contemplated hereby, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section5.1, and (c) there has not been a Company Material Adverse Effect.

3.7 Proxy Statement. The Proxy Statement and the Schedule 13e-3, when filed with the SEC, and on the date first mailed to Stockholders and at the time of the Stockholder Meeting, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not false or misleading (except that no representation or warranty is made by the Company to information or statements in the Proxy Statement or the Schedule 13e-3 supplied by or on behalf of Parent and its Subsidiaries, including Merger Sub). The Proxy Statement and the Schedule 13e-3 will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

3.8 Legal Proceedings. There are no Legal Proceedings pending, or to the Knowledge of the Company, threatened (i) against the Company or any of its Subsidiaries (including with respect to the Owned Real Property or the Leased Real Property), (ii) against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities a such), whether or not naming the Company or any of its Subsidiaries, or (iii) by the Company or any of its Subsidiaries against any Person, in each case, that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the Merger. Neither the Company nor any of its Subsidiaries is subject to any Order that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the Merger.

3.9 Compliance with Laws and Orders.

(a) The Company, its Subsidiaries and their respective assets (including the Owned Real Property and the Leased Real Property) are in compliance and, since January 1, 2022, have been in compliance in all material respects with all material Laws and Orders applicable to the Company or any of its Subsidiaries or any assets owned, leased or used by any of them. Since January 1, 2022, neither the Company nor any of its Subsidiaries (i) has received any written (or to the Knowledge of the Company, oral) notice of any administrative, civil or criminal investigation or audit by any Governmental Authority relating to the Company, any of its Subsidiaries or any of their respective assets (including the Owned Real Property and/or the Leased Real Property), (ii) has received any written (or to the Knowledge of the Company, oral) notice from any Governmental Authority alleging any violation by the Company or any of its Subsidiaries of any applicable Law or Order (including with respect to the Owned Real Property and/or the Leased Real Property), or (iii) has provided any written notice to any Governmental Authority regarding any violation by the Company or any of its Subsidiaries of any applicable Law or Order (including with respect to the Owned Real Property and/or the Leased Real Property), and no such notice referred to in clauses (i), (ii) or (iii) of this Section 3.9(a) remains outstanding or unresolved as of the date of this Agreement, except in each case as has not been or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would not reasonably be expected to prevent or materially delay the consummation of the Merger.

(b) In the past five years, neither the Company, any of its Subsidiaries nor any of their respective directors, officers or employees, in connection with the business of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any third party acting for or on behalf of the Company or any such Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Government Official for the purpose of influencing any act or decision in violation of his or her lawful duty or (iii) induced any Government Official to use his or her influence to affect or influence any act or decision of a Governmental Authority.

(c) In the past five years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made (or been directed to make) a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any applicable Anti-Corruption Law.

(d) The Company and each of its Subsidiaries has, to the Knowledge of the Company, in the past five years: (i) complied in all material respects with applicable Trade Controls and (ii) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Trade Controls, and has not been notified of any such pending or threatened actions. To the Knowledge of the Company, the Company and each of its Subsidiaries has, since April 24, 2019: (A) complied in all material respects with applicable Sanctions; (B) not engaged in any transaction or dealing, direct or indirect, with or involving a Sanctioned Country, Russia, or a Sanctioned Person in violation of any applicable Sanctions; and (C) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Sanctions, and has not been notified of any such pending or threatened actions. Neither the Company, any of its Subsidiaries nor any of their respective directors, officers, employees or, to the Knowledge of the Company, any third party acting for or on behalf of the Company or any such Subsidiary is (x) a Sanctioned Person; (y) subject to debarment or any list-based designations under any Trade Controls; or (z) engaged, or has since April 24, 2019 engaged, in any transaction, dealing, or activity that might reasonably be expected to cause such Person to become a Sanctioned Person, except, in each case, as would not be material to the Company and its Subsidiaries, taken as a whole.

3.10 Permits. Except in each case as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) the Company and each of its Subsidiaries are and have been since January 1, 2022 in possession of all licenses, permits, certificates, clearances, commissions, franchises, exemptions, orders, approvals, billing and authorizations (“Permits”) necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or for the conduct of their business as presently conducted and such Permits are valid and in full force and effect; (b) neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify any such Permit or to initiate an investigation or review of the Company or any of its Subsidiaries; and (c) the Company and each of its Subsidiaries are in compliance with the terms of such Permits.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Company Benefit Plan. True, complete and correct copies of the following documents, with respect to each Company Benefit Plan, where applicable, have previously been delivered to Parent: (i) all documents embodying or governing such Company Benefit Plan (or for unwritten any Company Benefit Plan, a written description of the material terms of such Company Benefit Plan) and any funding medium for the Company Benefit Plan; (ii) the most recent IRS determination or opinion letter; (iii) the three most recently filed Form 5500s, including all schedules thereto (including financial statements with attached opinions of independent accounts); (iv) the most recent summary plan description (or other material descriptions provided to employees) and all modifications thereto; (v) the past three years of non-discrimination testing results; and (vi) all non-routine correspondence to and from any governmental agency.

(b) Each Company Benefit Plan has been established, administered, maintained, operated, and funded in all respects in accordance with its terms and all applicable laws, including ERISA, the Code and the PPACA. With respect to each Company Benefit Plan, no prohibited transactions (as defined in ERISA Section 406 or Section 4975 of the Code) for which an applicable statutory or administrative exemption does not exist have occurred and, to the Company’s Knowledge, no breaches of any of the duties imposed on Company Benefit Plan fiduciaries by ERISA with respect to the Company Benefit Plans that could result in any material liability or excise Tax under ERISA or the Code being imposed on the Company. Each Company Benefit Plan may be amended or terminated by the Company or Parent on or at any time after the Closing Date without liability to the Company or Parent other than the obligation to pay any benefits accrued prior to the amendment date.

(c) Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained, in all respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. Except as set forth on Section 3.11(c) of the Company Disclosure Letter, no Company Benefit Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, and no completed audit, compliance filing or closing agreement from any Governmental Authority that has resulted in the imposition of any material Tax, interest or penalty that has not been satisfied. All payments and/or contributions required to have been timely made with respect to all Company Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Company Benefit Plan and applicable law.

(d) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS, or with respect to a pre-approved plan, can rely on an opinion or advisory letter from the IRS to the pre-approved plan sponsor, as to its qualified status. To the Company’s Knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any associated trust. With respect to each such Company Benefit Plan, except as set forth on Section 3.11(d) of the Company Disclosure Letter, the Company has not committed to make any matching or voluntary employer contribution for the plan year in which the Closing will occur.

(e) No Legal Proceeding has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan (other than routine benefits claims).

(f) Neither the Company nor any ERISA Affiliate has currently or in the past six years maintained, contributed to, or been required to contribute to or had any liability or obligation (whether contingent or otherwise) with respect to (i) any employee benefit plan that is or was subject to Title IV of ERISA or Section 412 or Section 4971 of the Code, (ii) a Multiemployer Plan, (iii) any self-funded or self-insured welfare benefit plan, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (vi) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code).

(g) The Company, its ERISA Affiliates, and each Company Benefit Plan are in compliance with the PPACA, including compliance with all filing and reporting requirements, all waiting periods, and the offering of affordable health insurance coverage compliant with the PPACA to all employees and contractors who meet the definition of a full-time employee under the PPACA. To the Company’s Knowledge, no condition exists that could cause the Company or any of its ERISA Affiliates to have any liability for any material assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the PPACA or in connection with requirements relating thereto. To the Company’s Knowledge, no event has occurred or condition exists that could subject the Company or any of its ERISA Affiliates to have any liability on account of a violation of the health care requirements of Part 6 or 7 of Title I of ERISA or Section 4980B or 4980D of the Code.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment) would reasonably be expected to (i) entitle any current or former Service Provider to any additional compensation or benefits under any of the Company Benefit Plans, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Benefit Plans, (iii) result in any restriction on the right of the Company or any of its Subsidiaries or, after the consummation of the Merger, the Surviving Corporation, to merge, amend or terminate any of the material Company Benefit Plans, or (iv) result in the payment of any “excess parachute payment” under Section 280G of the Code.

(i) Except as set forth in Section 3.11(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries provides post-employment, medical, disability, or life insurance benefits to former employees or their dependents, other than (i) as required by law, or (ii) the full cost of which is borne by the former employees (or their dependents). No Company Benefit Plan provides benefits to any individual who is not a current or former employee of the Company or a dependent or beneficiary thereof.

(j) No Company Benefit Plan or other benefit arrangement covers any employee or former employee outside the United States or is subject to the laws of any jurisdiction outside the United States.

(k) Except as set forth in Section 3.11(k) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligation to provide any tax gross-up, tax equalization, or other similar Tax-related payment or benefit, including without limitation, with respect to any taxes arising under Section 409A, Section 280G or Section 4999 of the Code.

3.12 Employee and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is or has ever been a party to or bound by a collective bargaining agreement or other Contract (each, a “Labor Agreement”), or any duty to bargain, with any labor union, labor organization, works council or other employee representative body (each, a “Union”), and no current or former employee of the Company or any of its Subsidiaries is or has ever been represented by a Union with respect to their employment with the Company or any of its Subsidiaries. There are no material labor disputes currently pending or filed since January 1, 2022 under any formal grievance procedure or in any arbitration or litigation proceeding. Since January 1, 2022, there has not been any (i) pending, or, to the Company’s Knowledge, threatened, labor strike, slowdown, lockout, picketing, work stoppage or other labor dispute involving employees of the Company or any of its Subsidiaries, or (ii) to the Company’s Knowledge, any union organizing activity, request for recognition of a Union as bargaining representative or union representation proceeding before the National Labor Relations Board, in each case with respect to any employees of the Company or any of its Subsidiaries.

(b) The Company has made available to Parent a complete and accurate list of all employees of the Company or any of its Subsidiaries as of the date hereof, including each employee’s employing entity, position or title, annualized base salary or hourly wage (as applicable), annual commission opportunity or bonus potential for calendar year 2025, date of hire, business location (city and state), classification as exempt or non-exempt for wage and hour purposes, balance of accrued but unused vacation or paid time off, and whether the employee is on leave or layoff status and, if so, the expected date of return.

(c) The Company has made available to Parent a complete and accurate list of all natural person independent contractors of the Company or any of its Subsidiaries as of the date hereof, showing for each such independent contractor: the engaging entity, nature of services provided, initial date retained to perform services, the anticipated end date of the engagement, the primary location from which services are performed (city and state), a description of the fee or compensation arrangement, average hours worked per week, the total fees paid to date in 2025 and total fees paid in 2024; and the extent of notice required for termination of the relationship.

(d) Except as set forth on Section 3.12(d) of the Company Disclosure Letter, the employment or engagement of all employees and individual independent contractors of the Company and its Subsidiaries can be terminated by the employer at will at any time, without prior notice or payment of severance or other penalty.

(e) The Company and its Subsidiaries are, and have been in the past five years, in compliance with, in all material respects, all applicable Laws respecting employment and employment practices including all Laws respecting terms and conditions of employment, leave, wage payment, worker classification, wages and hours, child labor, immigration and work authorizations (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws (“WARN Act”)), affirmative action, workers’ compensation, health and safety (including related to COVID-19), labor relations, social welfare obligations and unemployment insurance. There are no Legal Proceedings pending, or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries (i) asserting that such entity has committed an unfair labor practice within the meaning of the National Labor Relations Act, (ii) relating to the Company’s or any of its Subsidiaries’ employment practices or by any current or former employee or independent contractor arising out of or in connection with their employment or engagement with the Company or any of its Subsidiaries, and there have been no such Legal Proceedings referred to in clauses (i) and (ii) in the past four years. At all times in the past five years, all individual service providers to the Company or any of its Subsidiaries have been properly classified by the Company and its Subsidiaries as exempt employees, non-exempt employees or non-employees for purposes of all applicable Laws. The Company and each of its Subsidiaries has on file a complete and current Form I-9 for all current and former employees to the extent required by federal Law.

(f) In the past five years, neither the Company nor any of its Subsidiaries have received any written or oral complaint, demand, or notice alleging that any employee or independent contractor of the Company or any of its Subsidiaries has engaged in sexual harassment, sex-based discrimination or other sexual misconduct, or has breached any policy of the Company or any of its Subsidiaries relating to the foregoing, whether or not unlawful, nor has any such allegation been investigated, settled or subject to an out-of-court or pre-litigation arrangement or the subject of any Legal Proceeding against or involving the Company or any of its Subsidiaries, nor to the Company’s Knowledge has any such Person engaged in any such conduct in the past five years.

(g) Except as set forth on Section 3.12(g) of the Company Disclosure Letter, in the past five years, there has been no “mass layoff,” or “plant closing” as defined by the WARN Act in respect of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in any layoffs or employment terminations sufficient in number to trigger application of any such Law.

(h) The Company is and at all relevant times has been in compliance with, in all material respects, (i) COVID-19 related Laws, standards, regulations, orders and guidance (including without limitation relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other state, local and/or other governmental body; (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act) and (iii) any other applicable COVID-19 related leave Law, whether state, local or otherwise.

(i) To the Knowledge of the Company, no current employee of the Company or its Subsidiaries is in violation, to the extent that it would be material, of: (i) any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant, or other legal obligation owed to the Company or its Subsidiaries; or (ii) any legal obligation owed to any third party with respect to such person’s right to be employed or engaged by the Company or its Subsidiaries.

3.13 Environmental Matters. Except in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance with their respective Environmental Permits, in each case, including with respect to the Owned Real Property and Leased Real Property.

(b) There are no Environmental Claims pending against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Substance, in each case, including with respect to the Owned Real Property and Leased Real Property.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of and Hazardous Substance and no Legal Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Substance, in each case, including with respect to the Owned Real Property and Leased Real Property.

3.14 Real Property; Title to Assets.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth the address and tax parcel number of each parcel of Owned Real Property and identifies the Company or the applicable Subsidiary of the Company that is the owner thereof. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries is the sole owner of each parcel of real property owned by the Company or one of its Subsidiaries (together with all buildings, improvements and fixtures located thereon and all appurtenances thereto, the “Owned Real Property”) and, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries has good and valid title to the Owned Real Property, and the Owned Real Property is free and clear of any Lien, except for Permitted Liens.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Leased Real Property”), and (ii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries, as applicable, has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Lease Agreement, each Leased Real Property, free and clear of all Liens, other than Permitted Liens.

(c) The Owned Real Property and the Leased Real Property collectively constitute all of the real property material to the business of the Company and its Subsidiaries, taken as a whole, that is reasonably necessary to operate the business of the Company and its Subsidiaries as currently conducted in all material respects. Neither the Company nor any of its Subsidiaries has received written (or the Knowledge of the Company, oral) notice of any Legal Proceedings in eminent domain, condemnation or other similar Legal Proceedings that are pending, affecting any portion of the Owned Real Property or the Leased Real Property, and to the Knowledge of the Company so such Legal Proceedings have been threatened.

(d) The Company or one of its Subsidiaries, as applicable, has good valid title to, or a valid and binding leasehold or other interest in, all tangible personal property of the Company and its Subsidiaries, free and clear of all Liens, other than Permitted Liens, and all such property is in good operating condition and repair (ordinary wear and tear expected) and is suitable for its present use. Section 3.14(d) of the Company Disclosure Letter sets forth a schedule of all material capital improvements and material capital repairs with respect to the Owned Real Property and Leased Real Property (i) which the Company or any Subsidiary of the Company has projected will be necessary to commence or complete on or before December 31, 2027 or (ii) which any landlord, lender, Government Official, Governmental Authority or insurance provider has recommended, requested or demanded by written notice to the Company or any Subsidiary of the Company be commenced or completed on or before December 31, 2027.

3.15 Tax Matters.

(a) All material Tax Returns that are required to be filed by the Company and each of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete, and accurate in all material respects;

(b) The Company and each of its Subsidiaries has timely paid all material Taxes required to be paid by it (whether or not such Taxes are shown on any Tax Return), other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and its Subsidiaries;

(c) The Company and each of its Subsidiaries have withheld all material Taxes required to be withheld from amounts paid or owing to any employee, creditor, shareholder, or other third party;

(d) No deficiencies for material amounts of Taxes have been claimed, proposed or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries except for deficiencies which have been satisfied, settled or withdrawn;

(e) There is no ongoing or, to the Knowledge of the Company, pending audit, examination, investigation or other Legal Proceeding with respect to a material amount of Taxes of the Company or any of its Subsidiaries, nor has any been any threatened in writing;

(f) Neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to a material amount of Taxes, which waiver or extension remains in effect;

(g) Neither the Company nor any of its Subsidiaries has ever constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code;

(h) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, receivables, sharing or indemnity agreement (other than any commercial Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes);

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated or similar group filing a consolidated or similar Tax Return for income Tax purposes, other than a group of which the Company or one of its Subsidiaries is and at all times has been the common parent, or (ii) has any liability for Taxes of any other Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by Contract (other than any customary commercial Contract the principal subject of which is not Taxes) or otherwise by operation of Law;

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) improper use of an accounting method prior to the Closing or change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) requested or filed prior to the Closing, (ii) installment sale or open transaction disposition made prior to the Closing Date, (iii) prepaid amount or deferred revenue accrued or received on or prior to the Closing Date; or (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into on or prior to the date hereof;

(k) There are no Liens for Taxes on the assets of the Company or any of its Subsidiaries other than Permitted Liens;

(l) Neither the Company nor any of its Subsidiaries is or ever has owned shares of a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code;

(m) Neither the Company nor any of its Subsidiaries has claimed or received employee retention credits under Section 2301 of the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), the Consolidated Appropriations Act, 2021 (H.R. 133), codified at Section 3134 of the Code, and any successor or similar legislation, together with any presidential memoranda or executive orders relating to COVID-19;

(n) Section 3.15(n) of the Company Disclosure Letter lists all Tax holidays, abatements, incentives and similar grants made or awarded to the Company or any of its Subsidiaries by any Governmental Authority;

(o) Neither the Company nor any of its Subsidiaries has entered into (i) any “listed transaction” within the meaning of U.S. Treasury Regulation Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law), or (ii) any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and U.S. Treasury Regulation Sections 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law); and

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are bound (and any material amendments, supplements and modifications thereto):

(i) all Contracts concerning the establishment or operation of a legal partnership, joint venture or multi-member limited liability company;

(ii) all stockholders’, investors rights’, registration rights or similar Contracts, agreements or arrangements;

(iii) all hedging, swap, derivative or similar Contracts;

(iv) all Contracts, excluding Lease Agreements, requiring capital expenditures by the Company or any of its Subsidiaries after the date hereof in an amount in excess of $50,000 annually;

(v) all sponsorship, agent, management, marketing, merchandising, broadcast rights, endorsement, branding, sports betting or similar Contracts in an amount in excess of $50,000;

(vi) all Contracts pursuant to which a third party has licensed or granted the Company or any of its Subsidiaries any license or right to exploit any Intellectual Property other than (1) non-exclusive licenses for any generally commercially available products, services or Software made available on a license basis or a software-as-a service basis or (2) Free or Open Source Software licenses;

(vii) all Contracts pursuant to which the Company or any of its Subsidiaries has granted or provided any third party any license or right to exploit any Company Intellectual Property or Company Offerings (including rights to use, distribute or resell any Company Offerings) or has agreed to or is required to provide or perform any services related to any Company Offerings, other than non-disclosure Contracts entered into in the ordinary course of business consistent with past practice that do not contain an express license to any Company Owned Intellectual Property other than the use of the information and content disclosed thereunder for the limited purpose stated therein;

(viii) all Contracts containing a grant by the Company or any of its Subsidiaries of any immunity, release, or covenant not to sue or not to assert claims, in each case with respect to any Company Owned Intellectual Property, including any concurrent use agreement, settlement agreement, pre-rights declaration or co-existence agreement with respect to any Company Owned Intellectual Property;

(ix) all Contracts the primary purpose of which is the development of any Intellectual Property, independently or jointly, by or for the Company or any of its Subsidiaries, excluding Contracts with employees and contractors of the Company or any of its Subsidiaries entered into in the ordinary course of business consistent with past practice and pursuant to a form of agreement made available to the Buyer Parties;

(x) all Contracts for the sale, lease or sublease of any Owned Real Property or for the operation of a third-party branded hotel on any parcel of Owned Real Property or Leased Real Property (including hotel franchise agreements and hotel management agreements);

(xi) all lease agreements of the Company or any of its Subsidiaries that pertain to each parcel of Leased Real Property (each, a “Lease Agreement”);

(xii) all Labor Agreements;

(xiii) all plans or Contracts providing for (A) the employment of any employee of the Company or any of its Subsidiaries that cannot be terminated by the employer at will at any time with 30 days’ notice or less, (B) the engagement of any individual contractor of the Company or any of its Subsidiaries that cannot be terminated by the Company or its applicable Subsidiary at will at any time with 30 days’ notice or less, or (C) payment of any change in control or transaction bonuses, retention bonuses, or severance benefits, or annualized base cash compensation in excess of $100,000, to any employee or independent contractor of the Company or any of its Subsidiaries;

(xiv) all Contracts: (A) materially restricting the ability of the Company or any of its Subsidiaries (or Parent or any of its Affiliates after the Effective Time) to (i) sell any products or services of or to any other Person or in any geographic region, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Affiliates; (B) granting the other party “most favored nation” status or equivalent preferential pricing terms; or (C) granting any right of first refusal or right of first offer or that limit the ability of the Company, any of its Subsidiaries or any of its Affiliates (including Parent or any of its Affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or assets;

(xv) all Contracts pursuant to which the Company or any of its Subsidiaries has continuing obligations involving payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its Subsidiaries, in each case, (A) where such continuing payment obligations are reasonably expected to exceed $500,000 in the aggregate over the remaining term of such Contract and (B) that cannot be terminated by the Company or its Subsidiaries without payment or penalty without more than 60 days’ notice;

(xvi) all Contracts relating to indebtedness for borrowed money or the deferred purchase price of property for a principal amount or deferred purchase price (as applicable) in excess of $500,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset), any guarantees thereof or the granting of any Liens (other than Permitted Liens) over the property or assets of the Company or any of its Subsidiaries, other than Contracts solely among the Company and its wholly owned Subsidiaries;

(xvii) all Contracts that grant or create a Lien, other than a Permitted Lien, on any material property or asset of the Company or any of its Subsidiaries;

(xviii) all settlements or similar Contracts restricting in any material respect the operations or conduct of the Company or any Subsidiary thereof or any of their respective Affiliates (including Parent and its Affiliates after the Effective Time);

(xix) all Contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director or affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries, any beneficial owner, directly or indirectly, of more than five percent (5%) of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, affiliate, beneficial owner or family member;

(xx) all Contracts with a Governmental Authority;

(xxi) all Contracts to settle a Legal Proceeding (A) involving payment of amounts over $25,000 or (B) where there are outstanding obligations to be fulfilled or payments to be made by the Company or its Subsidiaries;

(xxii) all Contracts pursuant to which any of the Company or its Subsidiaries is lessee of or holds or operates any personal property owned by any other Person, for which the annual rental rate exceeds $100,000;

(xxiii) all Contracts providing for indemnification or any guaranty, in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date of this Agreement (other than any Contract providing for indemnification ancillary to a related commercial arrangement entered into the ordinary course of business consistent with past practice);

(xxiv) all Contracts relating to the disposition or acquisition of any material business or material assets (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into since January 1, 2022 or (B) that contain any outstanding non-competition, earn-out or other contingent payment obligations or any other outstanding material obligation of the Company or any of its Subsidiaries; and

(xxv) all Contracts that have been or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed as a “material contract” on a Current Report on Form 8-K or has been or would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act.

(b) Except as set forth on Section 3.16(b) of the Company Disclosure Letter: (i) all Contracts set forth in (or required to be set forth in) Section 3.16(a) of the Company Disclosure Letter (collectively, the “Company Material Contracts”) are valid, binding and in full force and effect and are enforceable by the Company or the applicable Subsidiary of the Company in accordance with their terms, subject to the Enforceability Limitations, (ii) the Company, or the applicable Subsidiary of the Company, has performed all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except in each case as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (iii) since January 1, 2022, neither the Company nor any of its Subsidiaries has received written (or to the Knowledge of the Company, oral) notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of, or intention to cancel or modify in a manner adverse to the Company, any Company Material Contract, except in each case as would not reasonably be excepted to be material to the Company and its Subsidiaries, taken as a whole.

3.17 Intellectual Property; Privacy.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all Company Registered Intellectual Property. Section 3.17(a) of the Company Disclosure Letter accurately summarizes, where applicable, the following information for each item required to be listed on Section 3.17(a): patent number, application number, registration number, filing date, date of issuance, applicant, registrant, title, name (or mark), owner(s), country of origin, and domain name registrar. None of the Company Registered Intellectual Property and no other Company Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and all such Company Registered Intellectual Property and other Company Owned Intellectual Property is subsisting, valid and enforceable. As of the date of this Agreement, (i) no Legal Proceeding is currently or has been pending or threatened in writing (or to the Knowledge of the Company, orally) since January 1, 2022, that restricts, impairs or otherwise challenges or imposes any obligation with respect to the legality, validity, enforceability, registration, use or ownership of any Company Registered Intellectual Property, and (ii) there is not now, and since January 1, 2022 there has not been, any outstanding Order that restricts, impairs or otherwise challenges or imposes any obligation with respect to the legality, validity, enforceability, registration, use or ownership of any Company Registered Intellectual Property. Neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice since January 1, 2022 challenging such legality, validity, enforceability, registration, use or ownership of any Company Owned Intellectual Property. No Company Registered Intellectual Property and no other Company Owned Intellectual Property has been cancelled, abandoned, invalidated, allowed to lapse or expire, not renewed, or permitted to enter the public domain.

(b) The Company or one of its Subsidiaries has good, valid and legal title to, is the sole and exclusive owner of, and possesses all right, title and interest in and to, the Company Owned Intellectual Property (other than Company Owned Intellectual Property exclusively licensed to the Company), free and clear of all Liens (other than Permitted Liens). The Company and each of its Subsidiaries have a valid and enforceable right to use and exploit all Company Owned Intellectual Property and all other Company Intellectual Property in the manner currently used or exploited in their businesses, as well as in any manner necessary for the operation of their businesses. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will alter, impair or extinguish any such rights and the Company and its Subsidiaries shall continue to have all such rights following Closing without infringement, misappropriation, or other violation of any Intellectual Property.

(c) Neither the Company nor any of its Subsidiaries has transferred to any Person ownership of any Intellectual Property that is or would have been, but for such transfer, Company Owned Intellectual Property. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will result in: (i) the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of its Subsidiaries in any Company Intellectual Property; (ii) Parent and its Affiliates (excluding the Company and its Subsidiaries) granting to any Person any right in or with respect to any Intellectual Property owned or controlled by Parent or such Affiliates; (iii) the Company or its Subsidiaries granting to any third Person any right in or with respect to any Intellectual Property other than rights granted by the Company and its Subsidiaries on or prior to the Closing Date;, or (iv) Parent and its Affiliates, or the Company or its Subsidiaries, being bound by, or subject to, any non-compete or other restriction on its freedom to engage in, participate in, operate or compete in any line of business.

(d) Neither the Company nor any of its Subsidiaries (including directly, as a contributory infringer, through inducement or otherwise) nor the conduct of the Company’s or any of its Subsidiaries’ businesses (including any of the processes or business methods used by or at the direction of the Company or any Subsidiary or the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Company Offering), has at any time in the past six years infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting, or otherwise violating, the Intellectual Property of any Person. Neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice at any time in the past six years (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any written claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property of any Person). To the Company’s Knowledge, there has not been any unauthorized use or disclosure of, or any infringement, misappropriation, dilution or other violation of, any Company Owned Intellectual Property at any time in the past six years and no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property. Neither the Company nor any of its Subsidiaries has made, asserted or been a part of any written charge, complaint, claim, demand or notice at any time in the past six years (or earlier, if presently not resolved)alleging any such infringement, misappropriation, dilution, or violation. There is no Legal Proceeding related to any Company Owned Intellectual Property other than prosecution proceedings entered into in the ordinary course of business with the applicable issuing or granting Governmental Authority.

(e) The Company and its Subsidiaries have at all times taken all actions reasonable and necessary (and, in any case, all actions required under applicable Law or Contract) to protect and preserve (i) the rights of the Company in and to all Company Owned Intellectual Property, (ii) the confidentiality and secrecy of their trade secrets and other confidential and proprietary information included in Company Intellectual Property and the trade secrets and other confidential or proprietary information of any Person, in the possession or control of Company or any Subsidiary of the Company (“Company Confidential Information”), and (iii) the security of their material Source Code, websites and systems (including the confidential data transmitted thereby or stored therein). There has been no suspected or actual unauthorized access, use or disclosure of any Company Confidential Information or any other Company Owned Intellectual Property, or any other Company Intellectual Property in the Company Group’s custody or control. No confidential information of the Company Group has been disclosed to any Person other than pursuant to a written confidentiality Contract or other binding obligations restricting the disclosure and use of such confidential information. There are no actions that must be taken by Company or its Subsidiaries within 90 days of the Closing Date to obtain, maintain, perfect, preserve, or renew any of the Company Intellectual Property (other than exclusively licensed in Intellectual Property) or any rights of Company or its Subsidiaries therein or thereto.

(f) The Company and its Subsidiaries have complied at all times with each license or agreement applicable to any Free or Open Source Software. No portion of any Company Offering or any Company Software includes, imbeds, or incorporates, is bundled with or incorporated into, is distributed, delivered, or hosted with, is developed or maintained through the use of, or is otherwise reliant for its operation upon any Free or Open Source Software in such a manner that: (i) could require the Company or any of its Subsidiaries to disclose or license to any Person any Source Code or trade secret; (ii) grants, or purports to grant, to any Person any rights or immunities under any Company Intellectual Property; (iii) requires any Company Intellectual Property to be made available at no charge; or (iv) otherwise limits or restricts the right or ability of the Company or any of its Subsidiaries to use or distribute any Company Intellectual Property.

(g) All Persons who are or were current or former employees, officers, consultants and contractors of the Company or its Subsidiaries have each duly executed and delivered valid and binding written agreements with the Company or one of its Subsidiaries: (i) preventing them from disclosing any Company Confidential Information to any Person or making unauthorized use of any Company Confidential Information and otherwise protecting the confidentiality and secrecy of all Company Confidential Information; and (ii) irrevocably assigning, without additional consideration, to the Company complete and exclusive ownership of all right, title, and interest in and to all Intellectual Property, including inventions, discoveries, ideas, creations, works of authorship, data, information and content, whether or not patented or patentable, authored, invented, created, developed, conceived, or reduced to practice during the course of their employment or work for the Company or such Subsidiary and waiving all moral rights with respect to the foregoing, without exclusion of any Intellectual Property from any such agreement. No current or former employee, officer, consultant or contractor of the Company is in breach of any such agreement. No current or former employee, officer, consultant or contractor of the Company or its Subsidiaries has any claim, right or interest in or to any Company Intellectual Property. The Company and its Subsidiaries has not made use of or employed any Intellectual Property created by any current or former employees, officers, consultants and contractors that is not Company Owned Intellectual Property. The Company and its Subsidiaries have complied with all applicable Laws and Contracts with regard to compensation of employees, officers, independent consultants and contractors for the assignment of their inventions and all such employees, officers, independent consultants and contractors have been fully compensated for all inventions, under applicable Law.

(h) The Source Code for all Company Offerings and all Company Software owned or purported to be owned by the Company or any Subsidiary is in the sole possession and custody of the Company or a Subsidiary. Neither the Company nor any of its Subsidiaries has published, provided, deposited, disclosed, licensed or entered into any escrow arrangements with respect to, nor is the Company or any of its Subsidiaries required to publish, provide, deposit, disclose or license to any Person, any Source Code for any Company Offerings or Company Software, except for disclosures to employees or contractors of the Company or any of its Subsidiaries, in each case pursuant to valid and enforceable Contracts that prohibit use or disclosure of Source Code except solely to the extent required for the performances of services for the Company or any of its Subsidiaries. No event has occurred, and no breach or similar condition exists, that (with or without notice or lapse of time, or both) could require the disclosure or delivery to any other Person of any Source Code for any Company Software. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could be expected to result in the release of any Source Code for any Company Software from or into escrow. The Company and its Subsidiaries have at times obtained and maintained all licenses (in sufficient quantities and under sufficient terms) necessary or required for the Company and its Subsidiaries to make valid and non-infringing use of all Software or other Intellectual Property owned by any other Person used or held for use by the Company and its Subsidiaries in connection with the business. The Company and its Subsidiaries have at all times complied with all such licenses. The Company and its Subsidiaries own or have the right to exploit, and after Closing, Parent will continue to own or have the right to exploit, each item of the Company Software in the same manner and to the same extent as it was used immediately prior to the Closing.

(i) To the Company’s Knowledge, no part of any Company Software is copied from, based upon, or derived from any Software of any other Person. No Company Software, Company Offerings, or Company IT Systems contain any defects, vulnerabilities, bugs or errors, any Software designed to disable any other Software or any computer or system automatically, with the passage of time, under the positive control of any Person or otherwise, or any Software enabling unauthorized access to or operation of or other disruption, impairment, modification, recordation, misuse, transmission, disablement or destruction of any other Software or any computer or system. No warranty, indemnification requests or other claims have been asserted against the Company or any of its Subsidiaries related to any Company Offering since January 1, 2022.

(j) (i) No government funding or governmental grants from any Governmental Authority, or support, funding, resources or assistance from any university, college, other academic institutions, or non-profit research centers, were used in the development of any Company Owned Intellectual Property, and (ii) no Person who was involved in or contributed to the creation or development of any Company Owned Intellectual Property has performed services for any Governmental Authority or received support, funding, resources or assistance from any university, college, other academic institutions, or non-profit research centers, in each case of (i) and (ii), in a manner that would adversely affect the Company’s or any of its Subsidiaries’ rights in and to any such Company Owned Intellectual Property or provide any right or interest in any such Intellectual Property to any Governmental Authority or any university, college, other academic institutions, or non-profit research centers. The Company Group is not and has not been a member of or contributor to a standards-setting organization or similar organization under which the Company Group has granted a license or has agreed or is obligated to grant a license, covenant not to sue or withhold enforcement under Company Owned Intellectual Property or that could, following Closing, require or obligate Parent to grant or offer to any other Person any license or right to any Company Intellectual Property.

(k) The Company IT Systems are adequate and sufficient for the operation of the business of the Company and its Subsidiaries (taken as a whole) as currently conducted in all respects. The Company IT Systems operate in all material respects in accordance with their documentation and specifications (including any documentation or specifications provided to customers and potential customers of the Company and its Subsidiaries) and are sufficient to support the operation of the business of the Company and its Subsidiaries. All Company Information Systems have been maintained by technically competent personnel in accordance with standards set by the manufacturers or otherwise in accordance with reasonable industry standards. There are no material problems or defects in any Company Information Systems that prevent or would prevent such Company Information Systems from operating substantially as described in its applicable documentation or specifications. The Company Information Systems have not experienced any material malfunction or failure. The Company and its Subsidiaries have implemented industry best practices designed to safeguard the availability, security and integrity of the Company IT Systems, including implementing, maintaining, and complying with commercially reasonable backup, disaster recovery and software and hardware support arrangements.

(l) The Company and its Subsidiaries (i) have, and since January 1, 2022, as applicable, have had, comprehensive data privacy and information policies in place sufficient to comply with Data Protection Laws, and designed to protect all data, including Personal Data and data relating to the customers of their respective businesses under their possession or control (collectively with Personal Data, “Company Data”) from a Data Security Incident and (ii) have implemented commercially reasonable procedures designed to detect Data Security Incidents. The Company and its Subsidiaries have not suffered any breach in security that has permitted or resulted in any suspected or actual unauthorized access to, or disclosure or other misuse or loss of, Company Data or Company IT Systems (each, a “Data Security Incident”), nor have the Company and its Subsidiaries been required to notify any individual, business, Governmental Authority or other third party of such Data Security Incident. The Company and its Subsidiaries have at all times since January 1, 2022 complied with applicable Data Protection Laws. No Legal Proceeding is pending or threatened against the Company or any of its Subsidiaries alleging any failure to comply with any Data Protection Laws. The consummation of the Merger by the Company will not result in any violation by the Company and its Subsidiaries of any Data Protection Laws.

(m) The Company and its Subsidiaries are in material compliance with (i) all of the Company’s and its Subsidiaries’ privacy and security policies and privacy policies, and such policies are accurate, not misleading, and consistent with the actual practices of the Company and its Subsidiaries, (ii) all Data Protection Laws, and (iii) its contractual commitments and obligations regarding Company Data. The Company and its Subsidiaries have entered into data processing agreements where required under applicable Data Protection Laws.

(n) The Company and its Subsidiaries are, and the conduct of their businesses has at all times been, in compliance in all material respects with all Data Protection Laws. There has been no Legal Proceeding or Order alleging or arising out of any violation of any Data Protection Laws by the Company or any of its Subsidiaries. Without limiting the foregoing, neither the Company nor any Subsidiary or any Person on behalf of the Company or any Subsidiary, has ever sent a text message or made a telephone call to any Person using an automatic telephone dialing system or an artificial or prerecorded voice, as those terms are defined under the Telephone Consumer Protection Act.

3.18 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.18 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed or engaged any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with the Merger.

3.19 Opinion of Financial Advisor. Wedbush Advisors has delivered to the Special Committee its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation thereof, the Per Share Price to be received by the stockholders of the Company holding the Unaffiliated Voting Shares in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified in any respect. The Company shall deliver a true and complete copy of such opinion to Parent for informational purposes only no later than one day after receipt thereof by the Company.

3.20 Insurance. All current and material insurance policies and insurance Contracts maintained by, on behalf of or for the benefit of the Company or any of its Subsidiaries (collectively, with all such insurance policies and insurance Contracts maintained in the past three years, the “Insurance Policies”) are in full force and effect and are valid and enforceable and all premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any Insurance Policy or any notice of a material increase in premium. True, correct, and complete copies of the Insurance Policies, as of the date of this Agreement, have been made available to Parent. The Company and its Subsidiaries are not in default under any Insurance Policy. Neither the Company nor any of its Subsidiaries have failed to give notice or present any claim under any Insurance Policy in a due and timely fashion. There are no outstanding material claims under any Insurance Policy. The Insurance Policies are in amounts and provide coverages as required by applicable Governmental Authority, applicable Laws and any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets or properties is bound, and are of the type and in amounts customarily carried by Persons conducting businesses similar to the business of the Company and its Subsidiaries, as currently conducted. The Company has provided to Parent true, correct and complete loss runs for all Insurance Policies applicable to the Company, any of its Subsidiaries or their respective properties, assets, liabilities or businesses for the past three years. For the past three years, neither the Company nor any of its Subsidiaries have (i) had an insurance claim rejected or payment with respect thereto denied or disputed by its insurance provider, (ii) had an insurance claim in which there is an outstanding reservation of rights or (iii) had the policy limit under any insurance policy exhausted or materially reduced. Neither the Company nor any of its Subsidiaries has or participates in any self-insurance, captive insurance, or co-insurance programs. No Insurance Policy contains any collateralization or other securitization requirements nor does any Insurance Policy contain any retrospective rating or similar premium adjustment mechanism. No Insurance Policy is the subject of any premium financing agreement or similar arrangement.

3.21 Related Person Transactions. Except as set forth in the Company SEC Reports filed with the SEC prior to the date hereof and this Agreement, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and (a) any Affiliate (including any officer or director) thereof (but not including any wholly owned Subsidiary of the Company) or (b) any beneficial owner, directly or indirectly, of five percent (5%) or more of the shares of Company Common Stock, on the other hand, in each case, in excess of $120,000 per annum.

3.22 Customers.

(a) Section 3.22(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten customers of the Company and its Subsidiaries based on the aggregate dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing 12 months for the period ending December 31, 2024, as well as any new customers that, based on the projected aggregate dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty for the calendar year 2025, would reasonably be expected to be in the top ten customers during the trailing 12 months for the period ending December 31, 2025 (the “Top Customers”).

(b) Except as set forth on Section 3.22(b) of the Company Disclosure Letter, none of the Top Customers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the Knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries, and to the Knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

3.23 Suppliers.

(a) Section 3.23(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten suppliers based on the aggregate dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing 12 months for the period ending December 31, 2024, as well as any new suppliers that, based on the projected aggregate dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty for the calendar year 2025, would reasonably be expected to be in the top ten suppliers during the trailing 12 months for the period ending December 31, 2025 (the “Top Suppliers”).

(b) Except as set forth on Section 3.23(b) of the Company Disclosure Letter, none of the Top Suppliers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the Knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries, and to the Knowledge of the Company, none of the Top Suppliers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

3.24 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries (and any of their Representatives and Affiliates), acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV (or in any closing certificate delivered pursuant to Section 7.3(c)), neither any Buyer Party nor any of their respective Subsidiaries (or any of their respective Representatives, Affiliates, or other Person) makes, or has made, any representation or warranty relating to the Buyer Parties, their respective Subsidiaries or any of their financial conditions, businesses, results of operations, properties, assets, liabilities, prospects or otherwise in connection with this Agreement or the Merger or the negotiation with respect to the foregoing.

(b) No Reliance. The Company, on behalf of itself and its Affiliates and Representatives, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any closing certificate delivered pursuant to Section 7.3(c), it is not, and they are not, acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: any representation or warranty, express or implied, or other statement; or any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or any Representative of the foregoing.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

4.2 Authority; Execution and Delivery; Enforceability. Each Buyer Party has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary action on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (i) the execution and delivery of this Agreement by each Buyer Party; (ii) the performance by each Buyer Party of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger. This Agreement has been duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. Neither the execution and delivery of this Agreement by each Buyer Party, nor the consummation of the Merger will (a) result in a violation or breach of or conflict with the certificate of incorporation, bylaws or other similar organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Contract to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; or (c) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clause (b) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates: (a) in connection with the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; and (iii) such other Consents the failure of which to obtain have not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that have had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Orders. Neither Parent nor Merger Sub is subject to any Order of any kind or nature that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 Brokers. Except for Brown Gibbons Lang & Company LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger.

4.7 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.8 Proxy Statement; Schedule 13e-3. None of the information to be supplied by the Buyer Parties for inclusion in the Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Stockholder Meeting and (ii) in the case of the Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s stockholders and as of the date of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein with respect to information provided by Buyer Parties, in light of the circumstances under which they are made, not misleading.

4.9 Sufficient Funds. Parent has sufficient cash, marketable securities and other sources of immediately available funds necessary to pay the Parent Termination Fee. Assuming the receipt of proceeds from the Parent Acquisition Financing, Parent will have sufficient cash, marketable securities and other sources of immediately available funds to necessary to consummate the Merger Transactions and to pay any and all fees and expenses required to be paid at Closing by Parent and Merger Sub. in connection with the Merger.

4.10 Stockholder and Management Arrangements. As of the date of this Agreement, other than this Agreement, the Voting and Support Agreements and the Confidentiality Agreement, no Buyer Party nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s Company Common Stock; (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company Group has agreed to provide, directly or indirectly, equity investment to the Buyer Parties to finance any portion of the Merger.

4.11 Owned Preferred Shares. As of the date of this Agreement, Affiliates of Parent are the record and beneficial owners of all Owned Preferred Shares. As of the Closing, Parent shall be the sole record and beneficial owner of all Owned Preferred Shares.

4.12 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its respective Subsidiaries (and any of their Representatives and Affiliates), acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Letter and the Company SEC Reports) or in any closing certificate delivered pursuant to Section 7.2(d), neither the Company nor any of its respective Subsidiaries (or any of their Representatives, Affiliates, or other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their financial conditions, businesses, results of operations, properties, assets, liabilities, prospects or otherwise in connection with this Agreement or the Merger or the negotiation with respect to the foregoing.

(b) No Reliance. Each Buyer Party, on behalf of itself and its Affiliates and Representatives, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Letter and the Company SEC Reports) or in any closing certificate delivered pursuant to Section 7.2(d), it is not, and they are not, acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on: any representation or warranty, express or implied, or other statement; or any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information, other than any such information contained in the Company Financial Statements, provided or addressed to the Buyer Parties or any of their respective Affiliates or any Representative of the foregoing, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with this Agreement, the Merger or the other transactions contemplated hereby or in connection with presentations by the management of the Company or any of its Subsidiaries.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except as expressly contemplated or required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Law or as approved in writing by Parent (which approval will not be unreasonably withheld, conditioned or delayed and may be granted by an e-mail or other electronic communication from the individuals listed on Schedule 5.1), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), (a) the Company will, and will cause each of its Subsidiaries to, use its respective commercially reasonable efforts to (i) conduct its business in all material respects in the ordinary course of business, (ii) preserve intact its material assets, properties, and Contracts and (iii) preserve intact in all material respects its significant commercial relationships with third parties, and (b) the Company will not, and will cause each of its Subsidiaries not to:

(a) amend the Charter or Bylaws or the respective organizational documents of any of the Company’s Subsidiaries;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) acquire or agree to acquire (by merger, consolidation or otherwise), or purchase an equity interest in or agree to purchase an equity interest in, or purchase or agree to purchase any asset of, or acquire an exclusive license of, any business, corporation, partnership, association or other business organization or division thereof;

(d) split, combine or reclassify any outstanding shares of Company Capital Stock;

(e) repurchase, redeem or otherwise reacquire any shares of Company Common Stock, other equity securities of the Company, other ownership interests of any options, warrants or rights to acquire any such stock, securities or interests of the Company, other than in connection with (i) transactions involving only wholly owned Subsidiaries of the Company in the ordinary course of business consistent with past practice, (ii) repurchases or reacquisitions of shares of Company Common Stock at the lower of the original exercise price or the current fair market value of a share of Company Common Stock pursuant to the Company’s right to repurchase or reacquire shares of Company Common Stock held by employees or other Service Providers of the Company Group in connection with termination of such Person’s employment or engagement by the Company, or (iii) net share withholding of taxes from employees of the Company Group in payment of withholding tax upon the settlement of Company RSUs, in each case of clauses (ii) and (iii), pursuant to the terms of such awards;

(f) issue, sell, dispose of or authorize, propose or agree to the issuance, sale or disposition by the Company or any of its Subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, Company Capital Stock, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof, except (i) for the Company Common Stock issuable upon conversion of any convertible securities outstanding as of the date hereof or granted without material breach of the terms of this Agreement, or (ii) for the settlement of Company RSUs;

(g) (i) establish a record date for, declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock or other equity or voting interests, or make any other actual, constructive or deemed distribution in respect of its capital stock or other equity or voting interests, except for dividends or other distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (ii) pledge or encumber any of its capital stock or other equity or voting interests, or (iii) modify the terms of any of its capital stock or other equity or voting interests;

(h) (i) sell, lease, exclusively license, transfer or dispose of any material assets of the Company Group (except, in the case of any of the foregoing, pursuant to (A) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company Group or (B) any Company Material Contract) or (ii) mortgage, pledge or otherwise encumber any assets or create any Liens thereon;

(i) (i) accelerate, terminate or cancel any Company Material Contract, (ii) grant a material waiver or release, or assign any material right, obligation or claim under, any Company Material Contract, (iii) amend or modify any Company Material Contract in a manner that is adverse in any material respect to the Company Group, or (iv) enter into any Contract which, if entered into prior to the date of this Agreement would have been a Company Material Contract;

(j) incur any indebtedness, or guarantee, assume or otherwise become responsible for any such indebtedness of another Person, except for (i) loans or advances between members of the Company Group, (ii) interest, fees, costs and similar amounts accrued pursuant to any financing arrangement in effect on or prior to the date of this Agreement, and (iii) borrowings from Guarantor under that certain Note and Security Agreement dated November 14, 2024, as it may be amended or amended and restated from time to time (the “Note and Security Agreement”);

(k) make any loans or advances, except (i) to or for the benefit of a member of the Company Group or (ii) for advances for reimbursable employee or contractor expenses in the ordinary course of business consistent with past practices;

(l) except to the extent required by the specific terms of a Company Benefit Plan: (i) grant or amend any severance or termination benefits with respect to any current or former Service Provider, (ii) grant any incentive, bonus, equity or equity-based, or other similar awards, or accelerate the funding, vesting or payment of any compensation or benefit or make any increase in the salaries, bonuses or other compensation or benefits to any current or former Service Provider, (iii) adopt, amend, establish or enter into any plan, policy or arrangement for the current or future benefit of any current or former Service Provider that would be a Company Benefit Plan if it were in existence on the date hereof, or (iv) hire or terminate (other than for cause) any Service Provider of the Company or any of its Subsidiaries;

(m)     execute, enter into, negotiate or amend any Labor Agreement or recognize any Union as the bargaining representative of any employees;

(n) other than as required by GAAP (as determined by the Company and opined on by an independent auditor), revalue in any material respect any of its properties or assets, or change its material Tax accounting methods, principles or practices;

(o) (i) amend any income or other material Tax Return, (ii) make, change or revoke any material Tax election, (iii) settle or compromise any material Tax claim or assessment by any Governmental Authority, except to the extent that any such settlement or compromise does not exceed the amount of any Tax reserves that have been established in the Company SEC Reports, (iv) knowingly and voluntarily surrender any right to claim a material Tax refund, or (v) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(p) settle, compromise or otherwise resolve any Legal Proceedings other than the compromise or settlement of Legal Proceedings: that (i) (A) are for an amount for each such compromise or settlement that is, individually, less than $25,000 and for all such compromises or settlements that is, in the aggregate, less than $100,000, and (B) do not impose any injunctive relief on the Company or any of its Subsidiaries (other than customary non-monetary restrictions that are ancillary to the monetary relief granted) and do not involve the admission of wrongdoing by the Company, any Subsidiary of the Company or any of their respective officers or directors, or (ii) are settled in compliance with Section 6.12;

(q) make or commit to make any capital expenditures other than pursuant to Contracts in effect on or prior to the date of this Agreement;

(r) fail to maintain in all material respects the Insurance Policies;

(s) fail to take any action (including non-payment of fees) with respect to any Company Registered Intellectual Property owned or purported to be owned by the Company Group with the relevant Governmental Authorities and domain name registrars that is reasonably necessary to maintain such Company Registered Intellectual Property in full force and effect;

(t) (i) assign, transfer, sell, or dispose of or grant exclusive licenses to any material Company Owned Intellectual Property, or (ii) terminate or transfer any license to the Company Group for any material third party Company Intellectual Property under a Company Material Contract, or under a contract entered into after the date hereof that would have been a Company Material Contract had it been entered into on or prior to the date hereof;

(u) grant rights or licenses in any Company Owned Intellectual Property to any standards-setting organization (including any group or organization, such as special interest groups, forums, consortia, committees, working groups or associations) or to any third party in connection with the requirements of any standards-setting organization; or

(v) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.1.

5.2 No Solicitation.

(a) No Solicitation or Negotiation. Subject to the terms of Section 5.2(b), during the Interim Period, the Company will, and will cause its Subsidiaries to, and will instruct its legal and financial advisors, to (i) cease and cause to be terminated any discussions or negotiations with, (ii) cease providing any further non-public information with respect to the Company Group to, and (iii) terminate all access granted to any physical or electronic data room (or other access to diligence) to, any Person and its Affiliates or Representatives that relates to, or that would reasonably be expected to lead to, an Acquisition Proposal. Subject to the terms of Section 5.2(b), during the Interim Period, the Company Group will not, and will not instruct, authorize or knowingly permit any of its Representatives to, directly or indirectly, (1) solicit, initiate, or propose the making, submission or announcement of, or knowingly induce, encourage, facilitate or assist, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (2) furnish to any Person (other than to Parent and its Affiliates and their respective Representatives) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent and its Affiliates and their respective Representatives), in any such case in connection with any Acquisition Proposal or with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (3) participate or engage in, or knowingly facilitate, discussions or negotiations with any Person with respect to an Acquisition Proposal or with respect to any inquiries from any Person relating to the making of an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.2 and contacting the Person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal); (4) approve, endorse, or recommend any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (5) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (6) authorize, propose or commit to do any of the foregoing. During the Interim Period, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill provision in any confidentiality agreement or Contract solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof) if the Company has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would likely be inconsistent with its fiduciary duties under applicable Law. Promptly (and in any event within five Business Days) following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has executed a confidentiality agreement prior to the date of this Agreement in connection with its consideration of an Acquisition Proposal promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such Person by or on behalf of the Company or its Subsidiaries prior to the date of this Agreement.

(b) Superior Proposals. Notwithstanding anything to contrary set forth in this Agreement, from the date hereof until the Company’s receipt of the Requisite Stockholder Approvals, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the financial advisor set forth in Section 3.18 of the Company Disclosure Letter), (i) participate or engage in discussions or negotiations with or (ii) furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement, to any Person (or its Affiliates, Representatives or financing sources) that has made or delivered to the Company an Acquisition Proposal after the date hereof, and otherwise facilitate the making of such Acquisition Proposal, in each case with respect to an Acquisition Proposal that did not result from any material breach of Section 5.2(a); provided, however, that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel) that the failure to take the actions contemplated by this Section 5.2(b) would likely be inconsistent with its fiduciary duties pursuant to applicable Law; and provided further, however, that the Company will promptly (and in any event within two Business Days) make available to Parent any non-public information concerning the Company Group that is provided to any such Person or its Affiliates, Representatives or financing sources that was not previously made available to Parent or any of its Affiliates, Representatives or financing sources.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.2(d) or Section 5.2(e), during the Interim Period, the Company Board (or a committee thereof) may not:

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect (it being understood that it shall be considered a modification adverse to Parent if any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Stockholders within 10 Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act); (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days after Parent requests in writing (or, if the Stockholder Meeting is scheduled to be held within 10 Business Days, then within one Business Day after Parent so requests in writing); provided that Parent makes such request only after a material development has occurred that Parent believes, in good faith, has created uncertainty as to the position of the Company Board or whether the Requisite Stockholder Approvals will be obtained; (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until 5:30 p.m. (Eastern Time) on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.2); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination, in itself, by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal or (2) the delivery, in itself, by the Company to Parent of any notice contemplated by Section 5.2(d) or Section 5.2(e) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approvals:

(i) other than in connection with an Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any material event or development or material change in circumstances after the date of this Agreement with respect to the Company that (A) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof; and (B) does not relate to (1) any Acquisition Proposal; (2) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock (it being understood that the underlying cause of any of the foregoing in this clause (2) may be considered and taken into account); (3) any change, action, event, condition, state of facts or effect relating to Parent, Merger Sub or any of their respective Affiliates; or (4) changes in general economic, political or financial conditions or markets or in any industry or industries in which the Company or its Subsidiaries operate (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so would likely be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(1) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Advance Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.2(d)(i), which notice will specify in reasonable detail the basis for such Company Board Recommendation Change and describe the applicable Intervening Event in reasonable detail; and

(2) prior to effecting such Company Board Recommendation Change, (i) the Company and its Representatives, during such Advance Notice Period (which period shall expire at 5:00 p.m. (Eastern Time) on the fourth Business Day (the “Notice Period Expiration”)), must have negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board (or a committee thereof) no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would likely be inconsistent with its fiduciary duties pursuant to applicable Law, and (ii) following the Notice Period Expiration, the Company Board (or a committee thereof) (after consultation with its outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement) has determined that the failure of the Company Board (or a committee thereof) to make a Company Board Recommendation Change would likely be inconsistent with its fiduciary duties pursuant to applicable Law; it being understood that each time that material modifications or developments with respect to the Intervening Event occur (as reasonably determined by the Company Board (or a committee thereof) in good faith), the Company shall notify Parent of such modification and the time period set forth in this clause (2) shall recommence and be extended for two Business Days from the later of (a) the delivery of such written notice to Parent and (b) the Notice Period Expiration; or

(ii) if the Company has received a bona fide Acquisition Proposal that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1) the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so would likely be inconsistent with its fiduciary duties pursuant to applicable Law;

(2) the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 5.2 with respect to such Acquisition Proposal; and

(3) (i) the Company has provided prior written notice upon commencement of the Advance Notice Period to the effect that the Company Board (or a committee thereof) has (A) received an Acquisition Proposal that has not been withdrawn; (B) concluded in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(h) absent any revision to the terms and conditions of this Agreement that would cause such Acquisition Proposal to cease to constitute a Superior Proposal, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Advance Notice Period (which period shall expire at 11:59 p.m. (Eastern Time) on the fourth Business Day of the Advance Notice Period), must have negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that (1) in the event of any material revisions, amendments, updates or supplements to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.2(d)(ii)(3) with respect to such new written notice (it being understood that the “Advance Notice Period” in respect of such new written notice will be two Business Days from the later of (x) the delivery of such written notice to Parent and (y) the Notice Period Expiration for the original Advance Notice Period), and (2) upon the Notice Period Expiration, the Company Board (or a committee thereof) must have in good faith (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement) reaffirmed its determination described in clause (1) above that such Acquisition Proposal is a Superior Proposal.

(e) Company Board Recommendation Change; Wind Down Event. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to Closing:

(i) other than in connection with an Acquisition Proposal that constitutes a Superior Proposal or an Intervening Event, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change and terminate this Agreement and Wind Down the Company in the event (x) (A) the cash available to the Company Group is not reasonably sufficient to continue or (B) the key employee resources of the Company Group are not reasonably sufficient to continue the business and operations of the Company through the Closing Date, and (y) the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to Wind Down the Company would likely be inconsistent with its fiduciary duties pursuant to applicable Law, and if and only if:

(1) the Company has provided prior written notice to Parent at least three Business Days in advance (the “Wind-Down Notice Period”) to the effect that the Company Board has determined to effect a Company Board Recommendation Change pursuant to this Section 5.2(e), which notice will specify in reasonable detail the basis for such Company Board Recommendation Change; and

(2) prior to effecting such Company Board Recommendation Change and Wind Down of the Company, (i) the Company and its Representatives, during such Wind-Down Notice Period (which period shall expire at 5:00 p.m. (Eastern Time) on the last Business Day of the Wind-Down Notice Period (“Wind-Down Notice Period Expiration”)), must have negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to so negotiate) to provide for alternative or increased financing to the Company for the Interim Period such that the Company Board no longer determines that the failure to make a Company Board Recommendation Change would likely be inconsistent with its fiduciary duties pursuant to applicable Law, (ii) following the Wind-Down Notice Period Expiration, the Company Board (after consultation with its outside legal counsel and taking into account any alternative or increased financing) has determined that the failure of the Company Board to make a Company Board Recommendation Change would likely be inconsistent with its fiduciary duties pursuant to applicable Law.

(f) Notice. During the Interim Period, the Company will promptly (and, in any event, within 24 hours) notify Parent in writing of (i) any Acquisition Proposal that is received by the Company or any of its Representatives or (ii) any non-public information requested from, or if any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives with respect to an Acquisition Proposal. Such notice must include (A) the identity of the Person or “group” of Persons making such Acquisition Proposal; and (B) a copy of the written Acquisition Proposal (or if oral, a summary of the material terms and conditions of such Acquisition Proposal received from such Person or “group”). Thereafter, the Company must keep Parent reasonably informed, on a prompt basis (and in any event within 48 hours of any material development with regard to or material amendment of such proposal or request), of the status and terms of any such proposal (including any amendments thereto) and the status of any such discussions or negotiations, including providing copies of any new or amended material agreements, documents or other written materials submitted in connection therewith. During the Interim Period, the Company will promptly (and, in any event, within 24 hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or group or its Representatives that was not previously made available to Parent or its Representatives.

(g) Certain Disclosures. So long as the Company Board (or a committee thereof) expressly reaffirms the Company Board Recommendation in any such public disclosure (other than in a customary “stop, look and listen” communication to the Stockholders pursuant to Rule 14d-9 promulgated under the Exchange Act):

(i) nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (A) taking and disclosing to the Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (B) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (C) informing any Person of the existence of the provisions contained in this Section 5.2; or (D) making any disclosure to the Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board (or a committee thereof) has determined to make in good faith in order to comply with applicable Law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.2(g)(i) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.2, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.2(d); and

(ii) it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that solely (A) describes the Company’s receipt of an Acquisition Proposal, (B) identifies the Person making such Acquisition Proposal, (C) provides the material terms of such Acquisition Proposal, or (D) describes the operation of this Agreement with respect thereto will not, in and of itself, be deemed to be (1) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Company Board Recommendation; (2) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (3) a Company Board Recommendation Change.

(h) Breach by Representatives. The Company agrees that (i) any action taken by a Representative of the Company (other than a Specified Person) that is authorized or directed by the Company or any Specified Person, or that a Specified Person is made aware of and does not take prompt action to cease, and that, if taken by the Company, would constitute a material breach of this Section 5.2, will be deemed to constitute a material breach by the Company of this Section 5.2; and (ii) any action taken by a Specified Person that, if taken by the Company, would constitute a material breach of this Section 5.2 will be deemed to constitute a material breach by the Company of this Section 5.2.

Article VI
ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer Parties, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts (except where an alternative standard is otherwise expressly provided for herein) to (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by: (A) causing the conditions to the Merger set forth in Article VII to be satisfied; (B) (1) obtaining all Consents from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger; (C) obtaining all Consents and delivering all notifications pursuant to any Company Material Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Company Material Contracts as of and following the consummation of the Merger; provided that the Company shall have no obligation to send any notification or to seek any Consent pursuant to any Company Material Contract unless and until Parent requests in writing (including by email) that the Company do so; and (D) executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger.

(b) No Omission to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither the Buyer Parties, on the one hand, nor the Company, on the other hand, will take any action, or omit to take any action, which action or omission is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting (i) the consummation of the Merger; or (ii) the ability of such Parties to fully perform their obligations pursuant to this Agreement. For the avoidance of doubt, no action by any member of the Company Group or Buyer Party taken (or failed to be taken) in compliance with the express terms of this Agreement will be considered a violation of this Section 6.1. Notwithstanding anything in this Agreement to the contrary, if any Legal Proceeding is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement, no Party shall be under any obligation to: (a) litigate or contest any such Legal Proceeding or any Order, whether temporary, preliminary or permanent; or (b) make proposals, execute or carry out agreements or submit to Orders providing for (i) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of the Buyer Parties or Company or (ii) the imposition of any limitation on the ability of any Party to freely conduct their business.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Company Material Contract.

6.2 Government Filings. The Buyer Parties on the one hand shall, and shall cause their respective Affiliates, if applicable to, and the Company (and their respective Subsidiaries, if applicable), on the other hand, shall, to the extent required in the reasonable judgment of counsel to Parent and the Company, as soon as practicable after the date of this Agreement execute and file, or join in the execution and filing of, notification filings, forms and submissions with any Governmental Authority (including in draft form where applicable) that may be necessary in order to obtain the Consent of any Governmental Authority, whether federal, state, local or foreign, which may be required in connection with the consummation of the Merger or the other transactions contemplated hereby. Each of Parent and the Company will use reasonable best efforts to (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the Governmental Authorities of any applicable jurisdiction in which any such filing is made; and (D) take all action necessary to obtain the required Consents from such Governmental Authorities, in each case as soon as practicable.

6.3 Proxy Statement, Schedule 13e-3 and Other Required SEC Filings.

(a) Proxy Statement. The Company will use its commercially reasonable efforts to prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement (but in no event later than 15 Business Days after the date of this Agreement unless Parent and the Company agree to a later filing date), a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) in connection with the Stockholder Meeting. Subject to Section 5.2(d), and unless there has been a Company Board Recommendation Change, the Company must include the Company Board Recommendation in the Proxy Statement and use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approvals. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof, including responding as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement or Schedule 13e-3.

(b) Rule 13e-3 Transaction Statement. The Company and Parent shall cooperate to, concurrently with the preparation of the Proxy Statement, jointly prepare and, concurrently with the filing of the Proxy Statement (but in no event later than 15 Business Days after the date of this Agreement unless Parent and the Company agree to a later filing date), jointly file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the transactions contemplated by this Agreement. The Company and Parent agree, as to themselves and their Affiliates, that the Schedule 13e-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

(c) Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company may not file the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration in good faith to all reasonable additions, deletions or changes suggested thereto by Parent or their counsel. On the date of filing, the date of mailing (or other dissemination) to the Stockholders (if applicable) and at the time of the Stockholder Meeting, neither the Proxy Statement nor the Schedule 13e-3 or any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no representation, warranty or covenant is made by the Company with respect to any information supplied by or on behalf of the Buyer Parties or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13e-3 or any Other Required Company Filing. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13e-3 or any Other Required Parent Filings will not, at the time that such Proxy Statement, Schedule 13e-3 or Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d) Other Required Parent Filing. If Parent determines that any Buyer Party (or any of their respective Affiliates, if applicable) is required to file any document with the SEC as a result of the Merger or the Stockholder Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then the Buyer Parties will, and will cause their respective Affiliates to, use their respective reasonable best efforts to promptly prepare and file such Other Required Parent Filing with the SEC. The Buyer Parties will cause, and will cause their respective Affiliates to cause, the Schedule 13e-3 and any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither the Buyer Parties nor any of their respective Affiliates may file the Schedule 13e-3 or any Other Required Parent Filing (or any amendment thereto) with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and Parent will give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company or its counsel. On the date of filing with the SEC and at the time of the Stockholder Meeting, neither the Schedule 13e-3 nor any Other Required Parent Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no representation, warranty, or covenant is made by the Buyer Parties with respect to any information supplied by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Schedule 13e-3 or any Other Required Parent Filing. The information supplied by the Buyer Parties and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement, Schedule 13e-3 or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) Furnishing Information. Each of the Company, on the one hand, and the Buyer Parties, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement, the Schedule 13e-3, and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Stockholder Meeting any information relating to the Company, the Buyer Parties or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, the Schedule 13e-3, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party (and, to the extent required by applicable Law or the SEC or its staff, disseminate such amendment or supplement to the Stockholders).

(f) Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, will not communicate in writing with the SEC or its staff with respect to the Proxy Statement, the Schedule 13e-3 any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration in good faith to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(g) Notices. The Company, on the one hand, and Parent, on the other hand, will: (i) promptly advise the other of (A) any receipt of a request by the SEC or its staff for any amendment or revisions to the Proxy Statement, the Schedule 13e-3, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; (B) any receipt of comments (oral or written) from the SEC or its staff on the Proxy Statement, the Schedule 13e-3, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; or (C) any receipt of a request by the SEC or its staff for additional information, (ii) supply each other with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings and (iii) provide each other and their respective outside counsel a reasonable opportunity to participate in any discussions or meetings with the SEC with respect to the Proxy Statement or the Schedule 13e-3, as applicable. The Parties will use their respective reasonable best efforts to resolve all SEC comments, if any, with respect to the Proxy Statement and the Schedule 13e-3 as promptly as practicable after the receipt thereof.

(h) Amendment. Except as required by applicable Law, no amendment or supplement to the Proxy Statement will be made by the Company without the consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed).

(i) Dissemination of Proxy Statement. Subject to applicable Law, the Company will use its reasonable best efforts to cause the definitive Proxy Statement to be disseminated to the Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of or has not further comments on, the Schedule 13e-3 and Proxy Statement (such date, the “SEC Clearance Date”).

6.4 Stockholder Meeting.

(a) Call of Stockholder Meeting. Subject to Section 5.2, the Company will take all action necessary in accordance with applicable Law, the Charter and the Bylaws to establish a record date for (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)) and duly convene and hold a special meeting of its stockholders (the “Stockholder Meeting”), in each case, as soon as reasonably practicable following the SEC Clearance Date (which Stockholders Meeting shall in no event be scheduled initially for a date that is later than the 40th day following the first mailing of the Proxy Statement to the stockholders of the Company without the written consent of Parent), for the purpose of obtaining the Requisite Stockholder Approvals. Reasonably promptly after the date of this Agreement (and thereafter, upon the reasonable request of Parent made not more than once every week), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Stockholder Meeting will be 20 Business Days after the date the broker search is conducted. Subject to Section 5.2(d) and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approvals.

(b) Adjournment of Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Stockholder Meeting if (i) there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Stockholder Meeting to constitute a quorum at the Stockholder Meeting, or if, after consultation with Parent, the Company determines in good faith that the Requisite Stockholder Approvals are unlikely to be obtained at the Stockholder Meeting; (ii) the Company is required to postpone or adjourn the Stockholder Meeting by applicable Order or a request from the SEC or its staff; (iii) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Stockholder Meeting; or (iv) the Company Board (or a committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Stockholder Meeting in order to give the Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Stockholders or otherwise made available to the Stockholders by issuing a press release, filing materials with the SEC or otherwise, in each case in accordance with the terms of this Agreement; provided, however, that the Company may not postpone the Stockholders Meeting for more than an aggregate of 20 Business Days without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

6.5 Anti-Takeover Laws. Neither Parent nor the Company will take any action that would cause any restrictions on business combinations set forth in any “takeover” Law to become applicable to this Agreement or the Merger. Each of Parent, the Company and the Company Board (and any committee empowered to take such action, if applicable) will (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Merger; and (b) if any “anti-takeover” Law becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize or make inapplicable the effect of such Law on the Merger.

6.6 Access. During the Interim Period, to the extent reasonably requested by Parent, the Company will, and will cause its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, Contracts, books and records and personnel of the Company Group, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company Group to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would in the good faith judgment of the Company based on advice of outside counsel give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (it being agreed that in the case of clause (b), the Company shall give notice to Parent of the fact that it is withholding such documents or information, and the reason for such withholding, and thereafter the Company will cooperate with Parent or its Representatives and use its commercially reasonable efforts to develop alternative methods of providing such documents or information in a manner that would not result in any violation, default, prejudice or loss or privilege); or (c) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and any Buyer Party and its Affiliates, on the other hand. Nothing in this Section 6.6 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.6 will be conducted in a manner that does not unreasonably interfere with the conduct of the business or operations of the Company Group or create a risk of damage or destruction to any property or assets of the Company Group. No investigation pursuant to this Section 6.6 shall affect any representation or warranty in this Agreement of any Party hereto or any condition to the obligations of the Parties hereto. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable Law or not practicable as a result of any Health Crisis (including any COVID-19 Measure), Force Majeure Event or Political Condition. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.6. All requests for access pursuant to this Section 6.6 must be directed to the Chief Legal Officer of the Company, or another person designated by the Company.

6.7 Section 16(b) Exemption. Prior to the Closing, the Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual (directly or indirectly) that is a director or executive officer of the Company, or 10% holder of any class of registered equity securities of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. For six years after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to (i) any indemnification agreements made available to Parent and set forth on, or described in, Section 6.8(a)(i) of the Company Disclosure Letter between a member of the Company Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the Company Group prior to the Effective Time) (collectively, the “Indemnified Persons”) for any acts or omissions by such Indemnified Persons or employees occurring prior to the Effective Time and (ii) any indemnification, exculpation and advancement of expenses provision set forth in the certificates of incorporation, bylaws, and other similar organizational documents of the Company and its Subsidiaries as in effect on the date hereof. Section 6.8(a)(ii) of the Company Disclosure Letter lists all agreements between an Indemnified Person, on the one hand, and a member of the Company Group, on the other hand.

(b) D&O Insurance. Prior to the Closing, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation to, purchase from the Company’s existing management liability insurance carriers a prepaid “tail” policy with respect to the Company’s management liability insurance (including directors’ and officers’ liability, employment practices liability and fiduciary liability coverages) in effect on the date hereof (the “D&O Tail Policies”) with a policy period of not less than six (6) years from the Closing and with terms and conditions no less favorable than the Company’s existing management liability policies and in such form as is reasonably acceptable to Parent. The Company shall arrange for and take necessary actions to effect the binding of coverage in respect of the D&O Tail Policies effective as of the Closing. The Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such D&O Tail Policies in full force and effect and continue to honor its obligations thereunder for so long as such D&O Tail Policies are in full force and effect.

(c) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(d) No Impairment. Except as required by applicable Law, the obligations set forth in this Section 6.8 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person without the prior written consent of such affected Indemnified Person. Each of the Indemnified Persons are intended to be third party beneficiaries of this Section 6.8, with full rights of enforcement as if such person were a Party. The rights of the Indemnified Persons pursuant to this Section 6.8 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to: (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group and included on Section 6.8(a) of the Company Disclosure Letter; or (iv) applicable Law (whether at law or in equity).

(e) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.9 Obligations of the Buyer Parties and the Company. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Each of the Buyer Parties will be jointly and severally liable for any breach of this Agreement by any Buyer Party (or, following the Closing, the Surviving Corporation) or any other failure by any Buyer Party (or, following the Closing, the Surviving Corporation) to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.10 Notification of Certain Matters.

(a) Notification by the Company. During the Interim Period, and unless prohibited by Law, the Company will give prompt notice to Parent upon becoming aware (i) that any representation or warranty made by the Company in this Agreement has become untrue or inaccurate such that the condition set forth in Section 7.2(a) would not reasonably be expected to be satisfied at the Closing, (ii) of any failure of the Company to comply with any covenant or agreement to be complied with or satisfied by it under this Agreement such that the condition set forth in Section 7.2(b) would not reasonably be expected to be satisfied at the Closing, or (iii) of any Legal Proceeding commenced after the date of this Agreement or, to the Knowledge of the Company, threatened, or any Order, in each case, that relates to the transactions contemplated by this Agreement (including the Merger); provided, however, the Company’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.2(b) has been satisfied, unless such action or inaction is a Willful Breach; provided, further, that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of the Buyer Parties to consummate the Merger or the remedies available to the parties under this Agreement.

(b) Notification by Parent. During the Interim Period, and unless prohibited by Law, Parent will give prompt notice to the Company upon becoming aware: (i) that any representation or warranty made by the Buyer Parties in this Agreement has become untrue or inaccurate such that the condition set forth in Section 7.3(a) would not be satisfied; (ii) of any failure by the Buyer Parties to comply with or satisfy in any covenant or agreement to be complied with or satisfied by it under this Agreement such that the condition set forth in Section 7.3(b) would not be satisfied; or (iii) of any Legal Proceeding pending or, to the Knowledge of Parent, threatened, or any Order, that relates to the transactions contemplated by this Agreement (including the Merger); provided, however, that Parent’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.3(b) has been satisfied, unless such action or inaction is a Willful Breach; provided, further, that no such notification shall affect or be deemed to modify any representation or warranty of the Buyer Parties set forth herein or the conditions to the obligations of the Company to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties under this Agreement.

(c) During the Interim Period, and unless prohibited by Law, each party shall give prompt notice to the other party of any written notice or other written communication received by it or any of its Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement (including the Merger); provided, however, each party’s obligations, actions or inactions pursuant to this sentence shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 7.2(b) or Section 7.3(b) have been satisfied, unless such actions or inactions are a Willful Breach; provided, further, that no such notification shall affect or be deemed to modify any representation or warranty set forth herein or the conditions to the obligations of any party to consummate the transactions contemplated hereby, including the Merger, or the remedies available to the parties hereunder.

6.11 Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company and Parent and will be issued promptly following the execution and delivery of this Agreement. Thereafter, until the Closing, the Company (other than with respect to the portion of any communication relating to a Company Board Recommendation Change) and Parent will consult with each other, provide each other with a reasonable opportunity for review, and obtain each other’s prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) before: (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger or the transactions contemplated by this Agreement, except: (i) as may be required or rendered impracticable by applicable Law; (ii) solely to the extent related to a Superior Proposal or Company Board Recommendation Change made in accordance with this Agreement; or (iii) with respect to any Legal Proceeding between the Company or its Affiliates, on the one hand, and the Buyer Parties and their Affiliates, on the other hand. Notwithstanding the foregoing, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are consistent in all material respects with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent.

6.12 New Litigation; Transaction Litigation. Prior to the Effective Time, the Company shall: (i) notify Parent in writing as promptly as reasonably practicable after learning of any Legal Proceeding by any Person initiated against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective Representatives in their capacity as such (a “New Litigation Claim”); (ii) notify Parent of ongoing material developments in any New Litigation Claim and any Legal Proceeding that was existing prior to the date hereof; and (iii) consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim and any Legal Proceeding that was existing prior to the date hereof. With respect to any Transaction Litigation, the Company shall consult with Parent and give Parent the opportunity to participate in the defense and settlement of any such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). For purposes of this Section 6.12, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that such participation would not give rise to a risk of waiving, undermining or adversely affecting, the attorney-client privilege, work product doctrine or similar privilege between the Company and its counsel; it being agreed that the Company will notify Parent of the Company’s determination that such participation would give rise to a risk of waiving, undermining or adversely affecting the attorney-client privilege, work product doctrine or similar privilege, and thereafter the Company will cooperate with Parent and use commercially reasonable efforts to develop alternative methods of providing information to maintain Parent’s participation rights without negatively affecting or any loss of attorney-client privilege, work product doctrine or similar privilege), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law to cause: (a) the delisting of the Company Common Stock and the Public Warrants from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock and the Public Warrants pursuant to the Exchange Act as promptly as practicable after such delisting.

6.14 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.15 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to the Company a written consent approving the Merger in accordance with the DGCL.

6.16 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Buyer Parties, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of the Buyer Parties and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

6.17 FIRPTA. At or prior to the Closing, the Company shall deliver a certificate, dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company under penalties of perjury, prepared in a manner reasonably satisfactory to Parent and that is consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in a manner reasonably satisfactory to Parent and in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2); provided, however, that the sole remedy for the Company’s failure to deliver such certificate or notification letter shall be that Payment Agent, Parent, the Company and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to Section 1445 of the Code and the Treasury Regulations thereunder.

6.18 Resignations. Prior to the Closing, the Company shall deliver to Parent resignations executed by each director and officer of the Company and its Subsidiaries requested by Parent immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

6.19 Employee Matters.

(a) For purposes of this Section 6.19, (i) the term “Covered Employees” means employees who are employed by the Company Group as of immediately prior to the Effective Time; and (ii) the term “Continuation Period” means the period beginning at the Effective Time and ending on the first anniversary of the Effective Time (or, if earlier, the termination date of the relevant Covered Employee).

(b) During the Continuation Period, Parent shall, or shall cause the Surviving Corporation or any of its Subsidiaries to, use commercially reasonable efforts to provide to each Covered Employee for so long as such Covered Employee remains employed by Parent, the Surviving Corporation or any of their Subsidiaries during the Continuation Period, (i) a base salary (or base wages, as the case may be), annual short-term cash bonus opportunities and commission that are, in the aggregate, no less favorable than the base salary (or base wages), annual cash bonus opportunities and commissions (excluding any equity or equity-based compensation) provided to such Covered Employees immediately prior to the Effective Time (except for any Covered Employees with annualized cash compensation in excess of $100,000), and (ii) employee benefits that are, in the aggregate, substantially comparable to the employee benefits provided to such Covered Employees pursuant to the Company Benefit Plans set forth on Section 3.11(a) of the Company Disclosure Letter (excluding, any defined benefit pension plan, retiree medical benefits, and cash, equity, or equity-based compensation, including, without limitation, any commission or retention, change of control, or other bonus opportunities) provided to such Covered Employee immediately prior to the Effective Time.

(c) In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (“Parent Employee Benefit Plan”) during the calendar year including the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to: (i) for the plan year in which the Effective Time occurs waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation was waived or satisfied under the analogous Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan and (ii) for the plan year in which the Effective Time occurs provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the analogous Company Benefit Plan in which the Covered Employee participated immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan.

(d) As of the Effective Time, Parent shall cause the Surviving Corporation and their respective Subsidiaries to recognize, each Covered Employee’s service earned prior to the Effective Time with the Company (or any predecessor entities of the Company or any of the Company’s Subsidiaries) for purposes of vesting in any defined contribution retirement plan and eligibility to participate purposes (but not for benefit accrual purposes under any defined benefit pension plan, retiree medical benefits or any equity or equity-based compensation plan, as applicable) to the same extent and for the same purposes as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time. In no event shall anything contained in this Section 6.19(d) result in any duplication of benefits for the same period of service.

(e) Nothing in this Section 6.19 shall (i) be construed to limit the right of Parent, the Company, or any of the Company’s Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend or terminate any Company Benefit Plan or other benefit or compensation plan, program, policy, agreement, Contract or arrangement, (ii) be construed as the adoption, establishment, amendment, modification or termination of any Company Benefit Plan, Parent Employee Benefit Plan or other benefit or compensation plan, program, policy, Contract, agreement or arrangement, (iii) be construed to require Parent, the Company, or any of the Company’s Subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular Person for any fixed period of time following the Effective Time or (iv) create any third-party beneficiary or other right in any other Person, including any current or former director, officer, employee or other service provider or any participant in any Company Benefit Plan, Parent Employee Benefit Plan or other benefit or compensation plan, program, policy, arrangement, Contract or agreement, including any Covered Employee or dependent or beneficiary thereof.

6.20 Parent Acquisition Financing Covenant.

(a) The Buyer Parties shall use their reasonable efforts to take, or cause to be taken as promptly as practicable after the date hereof, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange, obtain and consummate the Parent Acquisition Financing. Upon the Company’s request, the Buyer Parties shall keep the Company reasonably informed of any material developments concerning the availability of, status of its efforts to arrange and obtain, the Parent Acquisition Financing.

(b) If all or any portion of the Parent Acquisition Financing that becomes binding pursuant to executed commitment letters subsequently becomes unavailable or could reasonably be expected to become unavailable (i) Parent will promptly notify the Company and (ii) Parent will make reasonable efforts to obtain alternative equity financing (the “Alternative Financing”) upon terms and subject to conditions reasonably agreeable to Parent and Merger Sub, it being understood and agreed that if Parent proceeds with any Alternative Financing, Parent shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Parent Acquisition Financing. In such event, the term “Parent Acquisition Financing” as used in this Agreement will be deemed to include any such Alternative Financing.

(c) Company Cooperation. Following the date of this Agreement and prior to the Effective Time, the Company shall use its reasonable efforts, and shall cause each of its Subsidiaries to direct its respective reasonable efforts and shall use its reasonable efforts to cause its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and other advisors and representatives, in each case at Parent’s sole expense, to use their reasonable efforts to provide Parent and Merger Sub with all cooperation as is reasonably requested by Parent in connection with the Parent Acquisition Financing. Without limiting the generality of the foregoing, such reasonable efforts shall, in any event, include the following:

(i) causing senior management of the Company (and using reasonable efforts to cause advisors) to participate in virtual and/or telephonic meetings, presentations, due diligence sessions, drafting sessions and sessions with prospective investors at times to be mutually agreed;

(ii) providing assistance to Parent with the preparation of customary presentations, information memoranda and other similar documents required in connection with the Parent Acquisition Financing;

(iii) furnishing Parent with business and other material information regarding the Company as may be reasonably requested by Parent; and

(iv) assisting in the taking of all corporate and other actions necessary to permit the consummation of the Parent Acquisition Financing on the Closing Date.

(d) Notwithstanding anything in Section 6.20(c) to the contrary, (i) such cooperation shall not (in the good faith judgment of the Company) (A) unreasonably disrupt or interfere with the operations of the Company and its Subsidiaries, or (B) cause material competitive harm to the Company and its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) nothing in Section 6.20(c) shall require cooperation to the extent that it would (A) cause any condition to the Closing set forth in Article VII to not be satisfied or (B) cause any breach of this Agreement, (iii) neither the Company nor any of its Subsidiaries shall be required to (A) pay any commitment or other similar fee on account of the Parent Acquisition Financing prior to the Closing Date, (B) incur or assume any liability in connection with the Parent Acquisition Financing prior to the Closing, unless subject to reimbursement or indemnification by Parent, or (C) provide access to or disclose information where the Company determines that such access or disclosure would reasonably be likely to jeopardize the attorney-client privilege or contravene any Law and (iv) none of the Company, its Subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and other advisors and representatives shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Parent Acquisition Financing that is not contingent upon the Closing.

6.21 PropCo Restructuring Transactions Covenant. Following the date of this Agreement and prior to the Effective Time, the Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its respective commercially reasonable efforts and shall use its commercially reasonable efforts to cause its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and other advisors and representatives, to use their commercially reasonable efforts to provide Parent and Merger Sub with all cooperation as is reasonably requested by Parent in connection with the PropCo Restructuring Transactions; provided, any such expenses, fees or costs relating to, arising out of or as a result of other cooperation shall be at the Buyer Parties’ sole cost and expense.

6.22 Real Estate Financing Transactions Covenant. Following the date of this Agreement and prior to the Effective Time, the Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its respective commercially reasonable efforts and shall use its commercially reasonable efforts to cause its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and other advisors and representatives, to use their commercially reasonable efforts to provide Parent and Merger Sub with all cooperation as is reasonably requested by Parent in connection with the Real Estate Financing Transactions; provided, any such expenses, fees or costs relating to, arising out of or as a result of other cooperation shall be at the Buyer Parties’ sole cost and expense.

6.23 Owned Preferred Shares. Immediately prior to or simultaneously with Closing, Parent shall cause the Buyer Parties and the Affiliates of the Buyer Parties set forth on Schedule 2.1(a)(iii) to transfer and assign to Parent the Owned Company Shares and the Owned Preferred Shares currently owned by such parties.

6.24 Accounts Payable Reduction Covenant. Following the date of this Agreement and prior to the Effective Time, the Company will, and will cause each of its Subsidiaries to, cooperate with Parent and use its commercially reasonable efforts to negotiate with holders of the Company Group’s outstanding accounts payable to reduce the outstanding amount of accounts payable owed by the Company Group, other than tax liabilities and similar liabilities owed by the Company Group and amounts owed to affiliates of Parent.

Article VII
CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the Buyer Parties and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) of each of the following conditions:

(a) Requisite Stockholder Approvals. The Company shall have received the Requisite Stockholder Approvals at the Stockholder Meeting.

(b) No Prohibitive Laws or Injunctions. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any applicable Law or (ii) issued or granted any Order (whether temporary, preliminary or permanent), in each case, that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing, restricting or enjoining the consummation of the Merger in any jurisdiction.

7.2 Conditions to the Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii)) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct in all respects as of such earlier date), except for such failures to be true and correct that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect;

(ii) The representations and warranties set forth in Section 3.1 (Corporate Organization), Section 3.3 (Authority, Execution and Delivery; Enforceability), Section 3.18 (Broker’s Fees) and Section 3.19 (Opinion of Financial Advisor) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct in all material respects as of such earlier date); and

(iii) The representations and warranties set forth in Section 3.2 (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date, except for any de minimis inaccuracies (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date, except for any de minimis inaccuracies); and

(iv) The representations and warranties set forth in Section 3.6(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date.

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all of its covenants and obligations contained in this Agreement that are required to be performed and complied with by it at or prior to the Closing.

(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred following the execution and delivery of this Agreement.

(d) Officer’s Certificate. The Buyer Parties shall have received a certificate of the Company dated as of the Closing Date, validly executed by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) Financing. Parent shall have received the Parent Acquisition Financing.

(f) Real Estate Financing Transactions. All of the conditions precedent to consummation of the Real Estate Financing Transactions shall have been satisfied and the Real Estate Financing Transactions shall have been consummated prior to or will be consummated simultaneously with the Closing.

(g) Third Party Consents. Parent shall have received executed consents in form and substance reasonably acceptable to Parent from the third parties listed on Schedule 7.2(g).

(h) Resignation Letters. Parent shall have received resignation letters executed by each director and officer of the Company and its Subsidiaries requested by Parent, which resignations shall be effective at the Effective Time.

(i) Termination of Related Party Agreements. Parent shall have received executed termination agreements with respect to the Contracts listed on Schedule 7.2(i), in form and substance reasonably satisfactory to Parent.

(j) Absence of Insolvency Event. No Insolvency Event shall have occurred following the execution and delivery of this Agreement.

7.3 Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Buyer Parties set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be so true and correct in all respects as of such earlier date) as if made on and as of such date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) Performance of Obligations of the Buyer Parties. The Buyer Parties will have performed and complied in all material respects with all of their respective covenants and obligations contained in this Agreement that are required to be performed and complied with by the Buyer Parties at or prior to the Closing.

(c) Officer’s Certificate. The Company will have received a certificate of the Buyer Parties dated as of the Closing Date, validly executed for and on behalf of the Buyer Parties and in the respective names of the Buyer Parties by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION

8.1 Termination. This Agreement may be validly terminated and the Merger may be abandoned only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Closing (whether prior to or after the receipt of the Requisite Stockholder Approvals) by mutual written agreement of Parent (on behalf of the Buyer Parties) and the Company;

(b) by either Parent (on behalf of the Buyer Parties) or the Company, at any time prior to the Closing (whether prior to or after the receipt of the Requisite Stockholder Approvals) if (i) any Order issued by any Governmental Authority of competent jurisdiction is in effect that prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any Law shall have been enacted, entered, enforced or deemed applicable to the Merger that permanently prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been a principal cause of, or resulted in, such Order (or such Order becoming final and non-appealable);

(c) by either Parent (on behalf of the Buyer Parties) or the Company, at any time prior to the Closing (whether prior to or after the receipt of the Requisite Stockholder Approvals) if the Closing has not occurred by 11:59 p.m. (Eastern Time) on October 31, 2025 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been a principal cause of, or resulted in the failure of the Closing to have occurred prior to the Termination Date;

(d) by either Parent (on behalf of the Buyer Parties) or the Company, at any time prior to the Closing if the Company fails to obtain the Requisite Stockholder Approvals at the Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e) by Parent (on behalf of the Buyer Parties) (whether prior to or after the receipt of the Requisite Stockholder Approvals), if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c), Section 7.2(e) or Section 7.2(f), except that if such breach or failure to perform is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 10 calendar days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured within such 10 calendar day period;

(f) by Parent (on behalf of the Buyer Parties), if at any time, (i) the Company Board (or a committee thereof) has effected a Company Board Recommendation Change or (ii) the Company shall have materially breached any of its obligations under Section 5.2(a);

(g) by the Company (whether prior to or after the receipt of the Requisite Stockholder Approvals), if any of the Buyer Parties have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b), except that if such breach or failure to perform is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 10 calendar days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured within such 10 calendar day period;

(h) by the Company, at any time prior to receiving the Requisite Stockholder Approvals if: (i) the Company has received a Superior Proposal; (ii) the Company Board has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied with Section 5.2 with respect to such Superior Proposal; and (iv) concurrently with such termination the Company enters into an Alternative Acquisition Agreement and the Company pays the Company Termination Fee due to Parent in accordance with Section 8.2(c);

(i) by the Company at any time pursuant to Section 5.2(e); provided that the Company has complied with its obligations under Section 5.2(e);

(j) by Parent (on behalf of the Buyer Parties), if at any time following the execution of this Agreement, an Insolvency Event has occurred; or

(k) by the Company, at any time (i) after the expiration of the Financing Period, if the Binding Financing Condition has not been satisfied or (ii) upon the occurrence of a Financing Failure Event; provided that the right to terminate this Agreement pursuant to this Section 8.1(k) will not be available to the Company if the failure to satisfy the Binding Financing Condition or the occurrence of Financing Failure Event has been principally caused by a breach of, or the Company’s failure to perform, the Company’s covenants and agreements contained in Section 6.20(d).

8.2 Manner and Notice of Termination; Effect of Termination; Payments.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any Affiliate of such Party or any partner, member, manager, stockholder or Representative of the foregoing) to the other Parties, as applicable, except that Section 6.11, this Section 8.2 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the previous sentence, nothing in this Agreement will relieve any Party or other Person from any liability for any Willful Breach or Fraud. No valid termination of this Agreement will affect the rights or obligations of any Party or other Person pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the valid termination of this Agreement in accordance with their respective terms.

(c) Company Payments.

(i) Future Transactions. If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e) (but only if such termination pursuant to Section 8.1(e) is a result of the Company’s breach or failure to perform any of its covenants which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(b)); (B) with respect to any such termination pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), after the date hereof and prior to such termination an Acquisition Proposal has been received by the Company and not withdrawn or otherwise abandoned; and (C) within one year of the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company will, concurrently with the consummation of such Acquisition Transaction or entry into such definitive agreement, pay or cause to be paid to Parent or its designee an amount equal to the Company Termination Fee by wire transfer of immediately available. For purposes of this Section 8.2(c)(i), (i) all references to “15%” and “85%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and (ii) all references to “Acquisition Transaction” shall exclude any liquidation or dissolution with respect to the Company or any of its Subsidiaries that is initiated by the Company and any asset sale or similar transaction in connection therewith.

(ii) Company Board Recommendation; Material Breach. If this Agreement is validly terminated pursuant to Section 8.1(f) (other than with respect to a termination pursuant to Section 5.2(e)), then the Company shall, within two Business Days following such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds.

(iii) Superior Proposal. If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company shall, concurrently with such termination, pay or cause to be paid to Parent or its designee the Company Termination Fee by wire transfer of immediately available funds.

(d) Parent Payments. If this Agreement is validly terminated pursuant to (i) Section 8.1(c) and the only condition to closing in Section 7.1 and Section 7.2 that is not satisfied (other than those conditions that by their nature are satisfied at Closing) is the condition to closing in Section 7.2(e), (ii) Section 8.1(g) or (iii) Section 8.1(k) (but in each of the foregoing clauses (i) through (iii) if and only if such termination is a result of the Buyer Parties’ breach or failure to perform its obligations under Section 6.20, which breach or failure to perform would result in the condition to closing set forth in Section 7.2(e) not to be satisfied), then the Buyer Parties shall, within two Business Days following such termination, pay the Parent Termination Fee. Payment of the Parent Termination Fee shall be made by way of an offset against the then-outstanding amount of principal and accrued interest owed by the Company to Guarantor under the Note and Security Agreement.

(e) Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company or the Buyer Parties, as applicable, be required to pay a Termination Fee on more than one occasion, whether or not such Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties acknowledge and agree that: (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where any Termination Fee is payable are uncertain and incapable of accurate calculation; and (iii) without these agreements, the Parties would not enter into this Agreement. Therefore, each Termination Fee, if, as, and when required to be paid pursuant to this Section 8.2 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger.

(f) Payments; Default. If the Company fails to promptly pay the Company Termination Fee when payable under this Agreement, and Parent and/or Merger Sub commences a Legal Proceeding which results in a final, non-appealable judgment, or if the Buyer Parties fail to promptly pay the Parent Termination Fee when payable under this Agreement, and the Company commences a Legal Proceeding which results in a final, non-appealable judgment, then the non-prevailing party shall pay the prevailing party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) in connection with such Legal Proceeding, and, if Parent is awarded the Company Termination Fee, or if the Company is awarded the Parent Termination Fee, then the Company or the Buyer Parties, respectively, shall pay interest on such Company Termination Fee or Parent Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date the payment was actually received (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(g) Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in this Agreement or the availability of monetary damages, it is agreed that the Buyer Parties and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.10(b), except that, although a Party, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.10(b), under no circumstances will a Party be permitted or entitled to receive both specific performance that results in the occurrence of the Closing and any monetary damages.

Article IX
GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and the Buyer Parties contained in this Agreement will terminate at the Closing, except that any covenants that by their terms survive the Closing will survive the Closing in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder: (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) subject to the below, immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

(a) if to the Buyer Parties or the Surviving Corporation to:

HOFV Holdings, LLC
12214 Lakewood Blvd
Downey, CA 90242

Attn:	Richard Klein; Jerry Brown
Email:	rklein@industrialrealtygroup.com

jbrown@fms-law.com

with a copy (which will not constitute notice) to:

Bryan Cave Leighton Paisner LLC
One Atlantic Center, 14th Floor
1201 W. Peachtree St., N.W.

Atlanta, GA 30309

Attn:	Rick Miller Amy Taylor Wilson
Email:	rick.miller@bclplaw.com amy.wilson@bclplaw.com

(b) if to the Company (prior to the Effective Time) to:

Hall of Fame Resort & Entertainment Company
2014 Champions Gateway, Suite 100
Canton, OH 44708

Attn:	Karl Holtz

Tim Kelly

Email:	karl@karlholzadvisorsllc.com tim.kelly@hofvillage.com

with a copy (which will not constitute notice) to:

Hunton Andrews Kurth LLP
2200 Pennsylvania Avenue NW

Washington, DC 20037

Attn:	Steven Patterson

J.A. Glaccum

Email:	spatterson@hunton.com

j.a.glaccum@hunton.com

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Eastern Time) or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m. (Eastern Time) on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, except that the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement: (a) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Corporation; or (b) to any of their respective Affiliates, it being understood that, in each case, such assignment will not impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Capital Stock or Company RSUs pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approvals, no amendment may be made to this Agreement that requires the approval of the Stockholders pursuant to the DGCL without such approval.

9.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise expressly provided in this Agreement, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

9.6 Confidentiality. The Parties hereby acknowledge that IRG Canton Village Member, LLC and the Company have previously executed a Mutual Nondisclosure Agreement, dated April 24, 2024 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement.

9.7 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter and the Schedules hereto, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

9.8 Third Party Beneficiaries. Except as set forth in Section 6.8 and this Section 9.8, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.8, which is intended to benefit the Indemnified Persons; and (b) from and after the Closing, the rights of the holders of shares of Company Common Stock, Company Warrants and Company RSUs, to receive the consideration set forth in Article II.

9.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies.

(a) Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Specific Performance.

(i) Irreparable Damage. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions that are required of it by this Agreement in order to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement; (B) the provisions of Section 8.2 are not intended to and do not adequately compensate Parent and Merger Sub for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii) No Objections. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.11 Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, any Transaction Document (in each case, other than a Transaction Document that expressly selects a different governing law), or the negotiation, administration, performance, or enforcement of this Agreement or any Transaction Document (in each case, other than a Transaction Document that expressly selects a different governing law), including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement or any Transaction Document (in each case, other than a Transaction Document that expressly selects a different governing law) (collectively, the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

9.12 Consent to Jurisdiction. Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any Relevant Matter (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each Party agrees not to commence any Legal Proceedings with respect to a Relevant Matter except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any state or federal court within the State of Delaware). By execution and delivery of this Agreement, each Party hereto irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes in connection with any Relevant Matter and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The Parties irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such Party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by law. The Parties hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any Party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

9.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only to the extent the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.15 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, ..jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.16 Guaranty. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Guarantor hereby unconditionally guarantees (the “Guarantee”) the prompt payment and full performance and observation by the Parent of Parent’s obligations under Section 2.3(b) (Exchange Fund) and Section 8.2(d) (Parent Payments), and hereby represents, acknowledges and agrees that upon any breach or default in the performance of any such obligation of Parent, the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or default directly against Guarantor. The obligations of Guarantor under this Section 9.16 shall automatically terminate and have no further force and effect upon the earliest to occur of (i) satisfaction of the condition set forth in Section 7.2(e) (Financing), (ii) the Closing and (iii) the valid termination of this Agreement in accordance with Article VIII (except for any such termination pursuant to which the Company is entitled to payment of the Parent Termination Fee pursuant to Section 8.2(d) (Parent Payments), provided that in such case the obligations of Guarantor under this Section 9.16 shall automatically terminate and have no further force and effect upon payment in full of such Parent Termination Fee). Notwithstanding anything herein to the contrary, the Company hereby agrees that Guarantor may assert, as a defense to any payment or obligation of Guarantor under this Agreement with respect to any obligations contemplated by this Section 9.16, any defense to the payment or performance of such obligations that Parent would have, other than defenses arising out of, due to or as a result of the bankruptcy, insolvency, reorganization or proceedings affecting Parent.

9.17 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

9.18 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule, such reference is to a Schedule to this Agreement, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless the context otherwise requires, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation” unless preceded by a negative predicate. When used herein, the phrase “the date hereof” and terms or phrases of similar import means “the date of this Agreement.”

(c) The word “or” shall not be exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.

(g) When reference is made to any Party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(j) All accounting terms used but not specifically defined herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n) No summary of this Agreement or any Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Schedule.

(o) The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter.

(p) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(q) Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided,” or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to the relevant Party at least two Business Days prior to the date of this Agreement, including by being (i) posted to a virtual data room managed by the Company and hosted at work.hunton.com under the project name “Project Omaha” or (ii) filed with or furnished to the SEC and available on EDGAR, in each case prior to 5:00 p.m. (Eastern Time) on such date.

(r) References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

9.19 Fees and Expenses. Except as set forth in Section 8.2, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated, except that expenses incurred in connection with (A) the filing fees for the Proxy Statement and Schedule 13e-3 and (B) printing and mailing the Proxy Statement shall be borne by Parent. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. All documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes and fees incurred in connection with the consummation of the Merger shall be timely and duly paid by Parent, other than Taxes described in Section 2.3(e) and Parent shall timely prepare and file, with the other Parties’ reasonable cooperation in connection with the preparation and filing of, such Tax Returns related thereto.

9.20 Non-recourse. Each Party agrees, on behalf of itself and its Related Parties, that, except with respect to claims of Fraud against any Person committing such Fraud or who had actual knowledge of such Fraud, all Legal Proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the Transaction Documents or the Merger; (b) the negotiation, execution or performance of this Agreement or any of the Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Transaction Documents); (c) any breach or violation of this Agreement or any of the Transaction Documents; or (d) any failure of the Merger to be consummated, in each case, may be made only (A) against the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Transaction Documents, Persons expressly identified as parties to such Transaction Documents; and (B) in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documents, as applicable. Notwithstanding anything in this Agreement or any of the Transaction Documents to the contrary, each Party agrees, on behalf of itself and its Related Parties, that, except with respect to claims of Fraud against any Person committing such Fraud or who had actual knowledge of such Fraud, (1) no recourse under this Agreement or any of the Transaction Documents or in connection with the Merger will be sought or had against any other Person not identified in the foregoing clause (A), including any Related Party, and (2) except to the extent they are identified in the foregoing clause (A), no other Person, including any Related Party, will have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the clauses (a) through (d), it being acknowledged and agreed that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in clauses (a) through (d), in each case, except with respect to claims of Fraud against any Person committing such Fraud or who had actual knowledge of such Fraud and for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.2(b), Section 8.2(f), Section 9.10(b) and this Section 9.20): (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, (ii) against any Person that is a party to, and solely pursuant to the terms and conditions of the Voting and Support Agreements, or (iii) against the Company, Parent and Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement.

Article X
CERTAIN DEFINITIONS

10.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “2018 Gordon Pointe Warrant Agreement” means that certain Warrant Agreement, dated as of January 24, 2018, by and between Gordon Pointe Acquisition Corp. and Continental Stock Transfer & Trust Company.

(b) “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Representatives) that receive material non-public information of the Company Group to keep such information confidential; provided, however, that, in each case, the provisions contained therein, in the aggregate, are not less restrictive to such counterparty (and any of its Representatives) than the terms of the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement), it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal. An Acceptable Confidentiality Agreement may not include any provisions granting exclusivity to any Person or prohibiting the Company from satisfying its obligations hereunder or requiring the Company or its Subsidiaries to pay or reimburse the fees and expenses of such other Person or its Affiliates.

(c) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties or any of their Affiliates) to engage in an Acquisition Transaction.

(d) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated hereby) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding shares of any class of voting or equity securities of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding shares of any class of voting or equity securities of the Company after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase, or other acquisition (including by way of merger, amalgamation, consolidation, share exchange, business combination, joint venture, liquidation, dissolution, recapitalization, exclusive license, extraordinary dividend or reorganization) by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, Company Owned Intellectual Property, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition);

(iii) any merger, amalgamation, consolidation, business combination, joint venture, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 85% of the total outstanding shares of any class of voting or equity securities of the Company after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(e) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(f) “Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including applicable laws promulgated pursuant to the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the UN Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

(g) “Binding Financing Condition” means the entry into binding and definitive documents in form and substance acceptable to Parent and Merger Sub in their sole discretion providing for the Parent Acquisition Financing.

(h) “Business Day” means each day that is not a Saturday, Sunday or other day on which the SEC or commercial banks in New York, New York are authorized or required by Law to be closed.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(j) “Company Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA) and (ii) each other plan, program, policy, agreement or arrangement, qualified or non-qualified, written or oral, funded or unfunded, that involves any (x) pension, retirement, profit sharing, savings, deferred compensation, bonus, stock option, simple retirement account (as described in Section 408(p) of the Code), stock purchase, phantom stock, incentive plan, or change-in-control benefits; (y) welfare or “fringe” benefits, including vacation, holiday, severance, redundancy, disability, medical, hospitalization, dental, life and other insurance, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, regular in-kind gifts, or other benefits; or (z) employment, consulting, engagement, retainer or golden parachute benefits, in each case, which is sponsored, maintained, or contributed to by the Company or any Subsidiary with respect to which the Company or any Subsidiary has (or would reasonably be expected to have) any obligation or liability (whether actual or contingent, direct or indirect) to provide compensation or benefits to or for the benefit of any current or former employee, officer or director of the Company or any Subsidiary (or their spouses, dependents, or beneficiaries).

(k) “Company Board” means the Board of Directors of the Company.

(l) “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(m) “Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

(n) “Company Equity Plans” means the Omnibus Plan and the Inducement Plan.

(o) “Company Group” means the Company and its Subsidiaries.

(p) “Company Intellectual Property” means all Company Owned Intellectual Property and all other Intellectual Property that is used, held for use or necessary for the conduct of the Company Group’s business.

(q) “Company IT Systems” means all computers, devices, equipment, networks, systems, and other information technology infrastructure used in, enabling, or relating to the storage or processing of data or information, including all Software operating on or in connection with such systems, devices, or equipment, used or held for use in the conduct of the business or by or on behalf of the Company or any Subsidiary, including all computers, servers, storage devices, workstations, routers, hubs, switches, sensors, and other devices, equipment, networks, or systems.

(r) “Company Material Adverse Effect” means any change, event, condition, development, occurrence, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that exist at the date of determination of the occurrence of the Company Material Adverse Effect, (A) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to prevent or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that for purposes of the foregoing clause (A) only, no Effects arising out of or resulting from the following (by itself or when aggregated) will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i) general economic conditions in the United States or any other country or region in the world, or conditions in the global economy generally, including inflation or any changes in the rate of increase or decrease of inflation;

(ii) conditions in the financial markets, credit markets, equity markets, debt markets, currency markets or capital markets in the United States or any other country or region in the world, including (a) changes in interest rates or credit ratings in the United States or any other country; (b) changes in exchange rates for the currencies of any country; or (c) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) conditions in the industries in which the Company Group conducts business or in any specific jurisdiction or geographical area in which the Company Group conducts business, or changes in such conditions;

(iv) regulatory, legislative or political conditions (including anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions) in the United States or any other country or region in the world;

(v) any geopolitical conditions, outbreak of hostilities, armed conflicts, civil unrest, civil disobedience, acts of war, sabotage, terrorism (including cybercrime, cyberattack or cyberterrorism) or military actions (including, in each case, any escalation or worsening of any of the foregoing) in the United States or any other country or region in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war (collectively, “Political Conditions”);

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent), or other natural or man-made disasters, weather conditions, power outages or other force majeure events in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities) (collectively, “Force Majeure Events”);

(vii) pandemics, epidemics, plagues, contagious disease outbreaks or other comparable events (including quarantine restrictions mandated or recommended by any Governmental Authority), or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities in the United States or any other country or region in the world (collectively, “Health Crises”);

(viii) the execution, delivery, announcement or performance of this Agreement or the pendency of the Merger and the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees (including any employee attrition), suppliers, customers, partners, sponsors, lenders, lessors, vendors, Governmental Authorities or any other third Person;

(ix) any action taken or refrained from being taken at the written request of Parent after the date of this Agreement;

(x) changes or proposed changes in GAAP or other accounting standards or Law (or the enforcement or interpretation of any of the foregoing);

(xi) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded under this definition);

(xii) any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded under this definition); or

(xiii) any Effects arising out of, or related to, any matter identified on Section 3.14(c), Section 3.23(b), Section 3.17(l), or Section 3.16(b) of the Company Disclosure Letter;

except, in each case of clauses (i), (ii), (ii), (iv), (v), (vi), (vii) and (x), to the extent such Effects have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business.

(s) “Company Offerings” means any and all products and services designed, developed, manufactured, sold, licensed, distributed, marketed, provided or otherwise made commercially available at any time by the Company or any of its Subsidiaries, including any component, sensor, system, device, hardware, hosted platform, hosted Software or application, hosted service, cloud-based application or service, any application programming interface, Software development kit, dashboard, interface, environment or any service that operates through a network of computer servers (and further including all web, mobile, and tablet versions thereof and all platforms and other Software used for any of the foregoing).

(t) “Company Owned Intellectual Property” means any Intellectual Property that is owned by, purported to be owned by, or exclusively licensed to, any of the Company Group.

(u) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, or exclusively licensed to, any member of the Company Group.

(v) “Company Registration Rights Agreements” means (i) that certain Registration Rights Agreement, dated as of July 1, 2020, by and among the Company, certain funds managed by Magnetar Financial, LLC and the purchasers listed on the signature pages thereto, and (ii) that certain Registration Rights Agreement, dated as of March 1, 2022, by and among the Company and the purchasers listed on the signature pages thereto.

(w) “Company Related Parties” means, collectively (A) the Company and its Subsidiaries; and (B) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates.

(x) “Company RSUs” means any restricted stock units granted under any of the Company Equity Plans.

(y) “Company Software” means all Software owned or purported to be owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(z) “Company Stockholder Approval” means the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby by the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding Company Common Stock entitled to vote thereon at the Stockholder Meeting, voting together as a single class.

(aa) “Company Termination Fee” means an amount in cash equal to $1,000,000.

(bb) “Company Warrant” and “Company Warrants” means the Public Warrants and the Private Warrants.

(cc) “Consent” means any consent, approval, order, waiver, or authorization of, or filing or registration with, or notification to, any Person.

(dd) “Contract” means any written or oral contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement, obligation, arrangement or understanding of any kind, and any amendments to the foregoing.

(ee) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

(ff) “COVID-19 Measures” means any public health, quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, requirement, directive or mandate promulgated by any Governmental Authority, in each case in connection with or in response to COVID-19.

(gg) “Data Protection Laws” means all Laws relating to privacy, data protection and data and information security, including with respect to the collection, storage, accessing, transmission, transfer (including cross-border transfers), processing, encryption, security, safeguarding, loss, disclosure and use of Personal Data (including Personal Data of individuals, employees, contractors, individual contacts of customers, loan job applicants, patients or other end users and individual contacts of third parties), online tracking data, and email and mobile communications.

(hh) “Environmental Claims” means any Legal Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Substance, but shall not include any claims relating to products liability.

(ii) “Environmental Law” means any applicable Law (including common law) or Order relating to pollution, worker or public health and safety (as relates to exposure to Hazardous Substances) or the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(jj) “Environmental Permits” means any Permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

(kk) “Equity Interest” means any (a) share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, (b) other ownership interests of any Person, (c) phantom equity interests, stock appreciation rights, and other similar interests and (d) any warrant, option, convertible or exchangeable security, subscription, right (including any preemptive or similar right), call or other rights to purchase or acquire any of the foregoing from the issuer thereof.

(ll) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated thereunder.

(mm) “ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

(nn) “Exchange Act” means the Securities Exchange Act of 1934.

(oo) “Financing Failure Event” means, after satisfaction of the Binding Financing Condition, all or any portion of the Parent Acquisition Financing being unavailable on the Closing Date under the terms and conditions set forth in the binding agreements under the Parent Acquisition Financing.

(pp) “Financing Period” means the period beginning on the date hereof and ending on the date that is 120 days after the date hereof.

(qq) “Fraud” means an actual and intentional misrepresentation of a material fact with respect to the making of any representation or warranty in Article III or Article IV, made by such party (in each case, as modified or supplemented by the party’s Disclosure Letter), which constitutes actual common law fraud in the state of Delaware (a) with respect to Company, with Company’s Knowledge of such Fraud or (b) with respect to Buyer Parties, to Buyer Parties’ actual knowledge, of such Fraud. For the avoidance of doubt, Fraud shall not include any claim for equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, fraud by negligent misrepresentations or any tort based on negligence.

(rr) “Free or Open Source Software” means any Software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, BSD License, Apache Software License, MIT License, Common Public License or similar terms or any other public source code license arrangement); or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of Software subject to such license or agreement, that such Software or other Software linked with, called by, combined or distributed with such Software be (i) disclosed, distributed, made available, offered, licensed or delivered in Source Code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

(ss) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(tt) “Government Official” means any (a) officer, agent, or employee of a Governmental Authority or a public international organization, (b) person acting in an official capacity for or on behalf of a Governmental Authority or a public international organization, (c) candidate for government or political office or (d) member of a royal family.

(uu) “Governmental Authority” means any government, governmental, quasi-governmental or regulatory entity, authority, self-regulatory authority, or body (including any central bank or trans-governmental or supranational entity or authority), department, commission, bureau, council, board, minister, agency, or instrumentality, and any court, tribunal, mediator, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(vv) “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or for which liability or standards of conduct may be imposed pursuant to any Environmental Law, including petroleum and petroleum products, polychlorinated biphenyls, per- and polyfluoroalkyl substances and friable asbestos.

(ww) “Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all indebtedness for money borrowed by a Person (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith), (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (c) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case if drawn); (d) liabilities pursuant to leases required to be capitalized under GAAP; (e) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (f) deferred purchase price liabilities related to past acquisitions (including any earnouts, seller notes, contingent payments or similar obligations) other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened; and (g) indebtedness of other Persons described in clauses (a) through (g) above guaranteed by the Company or secured by any Lien or security interest on the assets of the Company (other than, in any case, (i) accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business and (ii) liabilities or obligations solely between the Company and any wholly owned Subsidiary or solely between any wholly owned Subsidiaries).

(xx) “Inducement Plan” means the Company’s 2023 Inducement Plan.

(yy) “Insolvency Event” means the Company or any of its Subsidiaries filing a petition under any chapter of the United States Bankruptcy Code or under the laws of any other jurisdiction naming the Company or any of its Subsidiaries as a debtor; or any such petition is filed or proceeding commenced involuntarily against the Company or any of its Subsidiaries; or the Company or any of its Subsidiaries institutes (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, debt arrangement, dissolution, receivership, liquidation or similar proceeding under the laws of any jurisdiction; or any such proceeding is filed, commenced or instituted (by petition, application or otherwise) against the Company or any of its Subsidiaries.

(zz) “Intellectual Property” means all intellectual property of any type, and all rights therein and related thereto, anywhere in the world, whether statutory, common law or otherwise, including: (i) all patents, utility models and applications therefor, including any continuations, divisionals, continuations-in-part, provisionals, reissues, reexaminations, substitutes and extensions of any of the foregoing (“Patents”); (ii) works of authorship and creative works and all copyrights and other all legal rights regarding and means for protection of works of authorship and creative works, whether registered or common law, and all copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (iii) trademarks, service marks, trade names, brands, corporate and business names, trade dress rights, and other designations of origin and rights therein, whether or not registered, including all common law rights thereto, all registrations and applications for registration thereof, together with all goodwill associated with any of the foregoing (“Marks”); (iv) all rights in mask works, and all mask work registrations and applications therefor; (v) rights in trade secrets, know how, and confidential or proprietary information; (vi) data, databases, data sets, and compilation of data; (vii) domain names, uniform resource locators (URLs), and IP addresses; (viii) social media or other online accounts, all associated user names, handles, or other identifiers, and all applicable passwords or other user credentials; (ix) rights of publicity and privacy; (x) moral rights; and (xi) any other intellectual property or proprietary rights or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world. Intellectual Property shall include all right and power to assert, defend, and recover title to any of the foregoing, rights to assert, defend, and recover for any past, present, and future infringement, misuse, misappropriation, impairment, unauthorized use, or other violation of any of the foregoing, and administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, and extensions of legal protection pertaining to any of the foregoing.

(aaa) “IRS” means the United States Internal Revenue Service or any successor thereto.

(bbb) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the individuals set forth on Section 10.1(bbb) of the Company Disclosure Letter, in each case after reasonable inquiry of their direct reports who would reasonably be expected to have actual knowledge of the matter in question.

(ccc) “Law” means any foreign, local, state or federal law, common law, statute, ordinance, code, rule or regulation, order, executive order, judgment, injunction, governmental guideline or interpretation that has the force of law, Permit, decree or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority.

(ddd) “Legal Proceeding” means any claim, action, suit, charge, lawsuit, investigation, litigation, or other proceeding, hearing, audit, examination, investigation, arbitration, or mediation pending by or before any Governmental Authority, arbitrator, mediator or other tribunal.

(eee) “Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, option, right of first refusal, preemptive right, community property interest, restriction on the voting of any security, restriction on the transfer of any security or other asset, or restriction on the possession, exercise or transfer of any other attribute of ownership of any asset or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

(fff) “Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

(ggg) “NASDAQ” means The Nasdaq Stock Market LLC.

(hhh) “Non-Recused Directors” means the disinterested members of the Company Board other than the Recused Director.

(iii) “OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(jjj) “Omnibus Plan” means the Company’s Amended 2020 Omnibus Incentive Plan.

(kkk) “Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Authority that is binding on or applicable to such Person or its property.

(lll) “Parent Acquisition Financing” means financing that results in an aggregate amount of cash proceeds of not less than $20,000,000 to Parent (or any direct or indirect Affiliate thereof) upon the terms and subject to conditions acceptable to Parent and Merger Sub in their sole discretion.

(mmm) “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that exist at the date of determination of the occurrence of a Parent Material Adverse Effect, would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

(nnn) “Parent Related Parties” means, collectively: (A) Parent and Merger Sub; and (B) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates (other than Parent or Merger Sub), members, managers, general or limited partners, stockholders and assignees of each of Parent and Merger Sub.

(ooo) “Parent Termination Fee” means a termination fee payable by Buyer Parties to the Company in the amount of $1,000,000.

(ppp) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests arising or incurred in the ordinary course of business consistent with past practice wherein no claims have been filed in respect of the same; (iii) the interests of third Person lessors and sublessors of any leased properties entered into in the ordinary course of business consistent with past practice, (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record), and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not, and are not reasonably likely to, adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group and in each case not in violation of any Company Material Contract; (vii) non-exclusive licenses of Intellectual Property made in the ordinary course of business consistent with past practice; (viii) statutory, common law or contractual liens of landlords under real property leases, (ix) liens, encumbrances and restrictions imposed on the interests of the landlord or owner of any Leased Real Property that are not reasonably likely to result in a Company Material Adverse Effect, (x) any liens or other matters set forth in any title policy held by the Company and disclosed to the Buyer Parties prior to the date hereof; (xi) all liens securing Indebtedness of the Company or its Subsidiaries set forth in Section 3.5(d) of the Company Disclosure Letter; or (xii) liens created or approved in writing by Buyer Parties after the Effective Time.

(qqq) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(rrr) “Personal Data” means (a) any information or data that alone or together with any other data or information can be used to identify, directly or indirectly, an individual or otherwise relates to an identified or identifiable individual, or (b) any data defined under applicable Law as “personal data,” “personal information,” or “personally identifiable information.”

(sss) “PPACA” means the Patient Protection and Affordable Care Act of 2010, as amended, and any regulations promulgated thereunder.

(ttt) “PropCo Restructuring Transactions” means the sale leaseback of parcels of real property owned by the Company Group and the Company Group’s leasehold interest in real estate improvements to IRG and its affiliates on lease terms similar to the terms of the lease restructuring transactions with HFAKOH001 LLC that are contemplated as part of the Real Estate Financing Transactions.

(uuu) “Public Warrants” means: (i) the Private Placement Warrants and the Public Warrants as defined in the 2018 Gordon Pointe Warrant Agreement (“Series A Warrants”), and (ii) that certain Common Stock Purchase Warrant, dated as of November 18, 2020, by and between CEDE & Co. and the Company (“Series B Warrants”).

(vvv) “Private Warrants” means: (i) that certain Warrant Agreement, dated as of July 1, 2020, by and between Gordon Pointe Acquisition Holdings, Inc. and the purchasers party thereto (“PIPE Noteholder Warrants”); (ii) that certain Second Amended and Restated Series C Common Stock Purchase Warrant, dated as of November 7, 2022, by and between CH Capital Lending, LLC and the Company (“Series C Warrants”); (iii) that certain Second Amended and Restated Series D Common Stock Purchase Warrant, dated as of November 7, 2022, by and between CH Capital Lending, LLC and the Company (“Series D Warrants”); (iv) that certain Amended and Restated Series E Common Stock Purchase Warrant, dated as of November 7, 2022, by and between CH Capital Lending, LLC and the Company (“Series E No. W-1 Warrants”); (v) that certain Amended and Restated Series E Common Stock Purchase Warrant, dated as of November 7, 2022, by and between IRG, LLC and the Company (“Series E No. W-2 Warrants” and, together with the Series E No. W-1 Warrants, the “Series E Warrants”); (ix) that certain Amended and Restated Series F Common Stock Purchase Warrant (Series F No. W-1), dated as of November 7, 2022, by and between JKP Financial, LLC and the Company (“Series F No. W-1 Warrants”); (vi) that certain Amended and Restated Series F Common Stock Purchase Warrant (Series F No. W-2), dated as of November 7, 2022, by and between JKP Financial, LLC and the Company (“Series F No. W-2 Warrants” and, together with the Series F No. W-1 Warrants, the “Series F Warrants”); (vii) that certain Amended and Restated Series G Common Stock Purchase Warrant, dated as of November 7, 2022, by and between Midwest Lender Fund, LLC and the Company (“Series G Warrants”); and (viii) that certain Series H Common Stock Purchase Warrant, dated as of February 6, 2024, by and between HFAKOH001 LLC and the Company (“Series H Warrants”).

(www) “Real Estate Financing Transactions” means: (a) completion of certain lease restructuring transactions with HFAKOH001 LLC in an amount of at least $55.5 million, including the transfer to HFAKOH001 LLC or its Affiliates of the Company’s and its Affiliates’ (i) fee title interest to the land on which the Company and/or its Affiliates plans to construct a hotel, (ii) leasehold interest in and the improvements constituting the Hall of Fame Stadium, (iii) a security interest in 14 parcels of real estate owned by the Company, and (iv) a security interest in the Company’s 20% ownership interest in HOF Village Youth Fields, LLC, in exchange for HFAKOH001 LLC and the Company entering into a new master lease agreement pursuant to which HFAKOH001 LLC will lease to the Company the waterpark real estate, the hotel real estate and the stadium improvements; and (b) additional project level financing in an aggregate amount not less than $125,000,000, which may take the form of a PACE loan, a Transformational Mixed Use Development tax credit award, issuance of Federally Taxable Special Obligation Revenue Bonds or issuance of Tax Increment Financing Revenue Bonds.

(xxx) “Recused Director” means Stuart Lichter.

(yyy) “Registered Intellectual Property” means all United States, international and foreign: (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) domain name registrations; and (iv) registered Copyrights and applications for Copyright registration, in each case, registered or subject to any application for registration with any Governmental Authority.

(zzz) “Related Party” means the Company Related Parties or the Parent Related Parties, as applicable.

(aaaa) “Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

(bbbb) “Representatives” means, with respect to a Person, its directors, officers, employees, agents, contractors, consultants, counsel, advisors and other representatives.

(cccc) “Requisite Stockholder Approvals” means the Company Stockholder Approval.

(dddd) “Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (including without limitation as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic region of Ukraine, and the so-called Luhansk People’s Republic region of Ukraine).

(eeee) “Sanctioned Person” means any Person that is the subject or target of Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (ii) any Person operating from, organized, or resident in, or a national of, a Sanctioned Country; (iii) the government of a Sanctioned Country or the Government of Venezuela; or (iv) any Person that is directly or indirectly 50% or more owned (whether individually or in the aggregate) or controlled by, or acting for or on behalf of, any such Person or Persons described in (i)-(iii) above.

(ffff) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC and the U.S. Department of State and (ii) the United Nations Security Council, the European Union, any European Union member state and His Majesty’s Treasury of the United Kingdom.

(gggg) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

(hhhh) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(iiii) “Securities Act” means the Securities Act of 1933, as amended.

(jjjj) “Series X Warrants” means that certain Common Stock Purchase Warrant, dated as of October 13, 2023, by and between CEDE & CO. and the Company.

(kkkk) “Service Provider” means any employee, officer, individual independent contractor, director or other individual service provider to the Company Group.

(llll) “Software” means all computer software of any kind, in any form (including Source Code, object code, or other form), format, or programming language, including all programs, applications, routines, interfaces, libraries, modules, databases, tools, algorithms, compilers, files, all versions, updates, corrections, enhancements, replacements, and modifications of any of the foregoing, all related documentation, and all materials used to design, maintain, support or develop any of the foregoing.

(mmmm) “Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

(nnnn) “Specified Person” means any director or executive officer of the Company, and any Person authorized on behalf of or directed by the Company, the Company Board or any director or executive officer of the Company (in their capacities as such) in connection with any of the activities restricted or limited by Section 5.2.

(oooo) “Stockholders” means the holders of shares of Company Common Stock.

(pppp) “Subsidiary” of any Person means (i) a corporation of which more than 50% of the combined voting power of the outstanding voting equity securities of such corporation is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the manager or managing member and has the power to direct the policies, management and affairs of such limited liability company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement following the Closing, the Surviving Corporation and its Subsidiaries will be deemed to be a Subsidiary of Parent.

(qqqq) “Superior Proposal” means any bona fide Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel), that if consummated, would be more favorable, from a financial point of view, to the Stockholders (in their capacity as such) than the Merger taking into account (a) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination, and (b) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), which factors shall include the legal, regulatory and financing aspects of the proposal (including certainty of, and timing of, closing), and the identity of the Person making the proposal. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” and “85%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and “50%” respectively.

(rrrr) “Tax” means any and all taxes, tariffs, customs, duties, assessments and similar governmental charges and impositions in the nature of taxes imposed or assessed by any Governmental Authority, however denominated (including all gross receipts, income, profits, sales, use, occupation, unemployment, value added, ad valorem, transfer, franchise, withholding, payroll, employment, branch, severance, environmental, excise, property and similar taxes), together with all interest, penalties and additions imposed with respect to such amounts, and whether disputed or not.

(ssss) “Tax Return” means any return, declaration, report, election, claim for refund, or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof or supplement thereto.

(tttt) “Termination Fee” means either the Company Termination Fee, or the Parent Termination Fee, as applicable.

(uuuu) “Trade Controls” means (i) all applicable trade, export control, import, human rights Laws and regulations, and antiboycott Laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs Laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30) and (ii) all applicable trade, export control, import, and antiboycott Laws and regulations imposed, administered or enforced by any other country where the Company operates, except to the extent inconsistent with U.S. Law.

(vvvv) “Transaction Litigation” means any Legal Proceeding commenced or threatened by any Person (including any current or former holder of Company Common Stock, or any other securities of any member of the Company Group) against a Party or any of its Subsidiaries or any of its or their Affiliates or Representatives or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or any of its or their Affiliates or Representatives, in each case in connection with, arising from or otherwise relating to or regarding the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, Schedule 13e-3, any Other Required Company Filing or any other communications to the Stockholders, in each case other than any Legal Proceedings solely among the Parties or their respective Affiliates, related to this Agreement, the Transaction Documents or the Merger.

(wwww) “Unaffiliated Voting Shares” means those shares of Company Common Stock not owned, directly or indirectly, by Parent or its Affiliates.

(xxxx) “Willful Breach” means, with respect to any Party, a knowing and intentional material breach or failure to perform that is a direct consequence of an act or omission of such party with the actual knowledge that such act or omission would cause a material breach of this Agreement.

(yyyy) “Wind Down” means to reduce or wind down all operations and businesses of the Company in preparation for a reorganization, liquidation or dissolution of the Company and its assets.

10.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference

Advance Notice Period	5.2(d)(i)(1)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(a)
Alternative Financing	6.20(b)
Buyer Parties	Preamble
Bylaws	1.6(b)
Capitalization Date	3.2(a)
Certificate of Merger	1.3
Certificates	2.3(c)
Charter	1.6(a)
Closing	1.4

Term	Section Reference

Closing Date	1.4
Company	Preamble
Company Board Recommendation	3.3(c)
Company Board Recommendation Change	5.2(c)(i)
Company Confidential Information	3.17(e)
Company Data	3.17(l)
Company Disclosure Letter	Article III
Company Financial Statements	3.5(c)
Company Material Contracts	3.16(b)
Company Preferred Stock	3.2(a)
Company SEC Reports	3.5(a)
Confidentiality Agreement	9.6
Continuation Period	6.19(a)
Covered Employees	6.19(a)
D&O Tail Policies	6.8(b)
Data Security Incident	3.17(l)
DGCL	Recitals
Dissenting Company Shares	2.1(c)(i)
DTC	2.3(d)
DTC Payment	2.3(d)
Effective Time	1.3
Electronic Delivery	9.15
Enforceability Limitations	3.3(a)
Exchange Fund	2.3(b)
Guarantee	9.16
Guarantor	Preamble
Indemnified Persons	6.8(a)
Insurance Policies	3.20
Interim Period	5.1
Intervening Event	5.2(d)(i)
Labor Agreement	3.12(a)
Lease Agreement	3.16(a)(xi)
Leased Real Property	3.14(b)
Merger	Recitals
Merger Sub	Preamble
Merger Transactions	Recitals
New Litigation Claim	6.12
Note	Recitals
Notice Period Expiration	5.2(d)(i)(2)
Other Required Company Filing	6.3(c)
Other Required Parent Filing	6.3(d)
Owned Company Share	2.1(a)(iii)

Term	Section Reference

Owned Preferred Shares	2.1(a)(iii)
Owned Series A Shares	2.1(a)(iii)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Employee Benefit Plan	6.19(c)
Party	Preamble
Payment Agent	2.3(a)
Per Share Price	2.1(a)(ii)
Permits	3.10
Proxy Statement	6.3(a)
Relevant Matters	9.11
Schedule 13e-3	6.3(b)
SEC Clearance Date	6.3(i)
Series A Preferred Stock	3.2(a)
Series B Convertible Preferred Stock	3.2(a)
Series C Convertible Preferred Stock	3.2(a)
Special Committee	Recitals
Stockholder Meeting	6.4(a)
Surviving Corporation	1.1
Termination Date	8.1(c)
Top Customers	3.22(a)
Top Suppliers	3.23(a)
Transaction Documents	Recitals
Uncertificated Shares	2.3(c)
Uncertificated Warrants	2.4
Undesignated Preferred Stock	3.2(a)
Union	3.12(a)
Unvested Company RSUs	2.2(a)(ii)
Vested Company RSUs	2.2(a)(i)
Voting and Support Agreements	Recitals
WARN Act	3.12(e)
Warrant Certificates	2.4
Wind-Down Notice Period	5.2(e)(i)(1)
Wind-Down Notice Period Expiration	5.2(e)(i)(2)

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

HOFV HOLDINGS, LLC

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

OMAHA MERGER SUB, INC.

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

By:	/s/ Michael Crawford
	Name:	Michael Crawford
	Title:	President and Chief Executive Officer

CH CAPITAL LENDING, LLC, solely in its capacity as Guarantor under Section 9.16

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer